UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

ROYAL BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Missouri	43-1194602
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification Number)

13171 Olive Blvd St. Louis, MO	63141
(Address of Principal Executive Offices)	(Zip Code)

(314) 212-1655

(Registrant’s telephone number, including area code)

Class AA Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II

Item 1.	Business

Overview

Royal Bancshares, Inc., a Missouri general business corporation (“Royal”), is registered under the Bank Holding Company Act of 1956, as amended, and was organized in April 1979 to serve as the bank holding company for Royal Banks of Missouri. Royal Banks of Missouri is a Missouri banking corporation bank regulated by the Federal Deposit Insurance Corporation and the Missouri Division of Finance, and was established in 1964. Royal Banks of Missouri is headquartered in St. Louis, Missouri, and currently operates from seven office locations in the greater St. Louis, Missouri metropolitan region. Royal owns all of the outstanding shares of common stock of Royal Banks of Missouri, and Royal’s primary earning asset is Royal Banks of Missouri.

Royal is subject to the supervision of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). As of March 31, 2017, there were 140 holders of Royal common stock. As of December 31, 2016, on a consolidated basis Royal had total assets of approximately $678 million, deposits of approximately $553 million, and shareholders’ equity of approximately $83 million.

On November 12, 2015, Royal, Frontenac Bancshares, Inc. (“Frontenac”), and Royal Acquisition LLC (“Royal Acquisition”) entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which Frontenac merged with and into Royal Acquisition, with the separate existence of Frontenac ceasing and Royal Acquisition surviving (the “Frontenac Merger”). The parties amended the Merger Agreement on March 10, 2016. The Merger was consummated on July 1, 2016. Following the consummation of the Merger, Royal caused Frontenac Bank to be merged with and into Royal Banks of Missouri, and Royal Banks of Missouri was the surviving bank (the “Bank Merger”). Royal Bank of Missouri was, and remains after the Bank Merger, wholly owned by Royal.

Recent Performance

At December 31, 2016, 2015, and 2014, Royal Banks of Missouri had assets of $677.1 million, $422.0 million, and $419.8 million, respectively. At December 31, 2016, 2015, and 2014, Royal Banks of Missouri had gross loans of $551.4 million, $339.2 million, and $334.7 million, respectively. At December 31, 2016, 2015, and 2014, Royal Banks of Missouri had deposits in the amount of $554.6 million, $348.0 million, and $353.5 million, respectively. For the years ended December 31, 2016, 2015, and 2014, Royal Banks of Missouri had net income of $4.9 million, $4.5million, and $5.0 million, respectively.

Royal Banks of Missouri’s financial position remained relatively stable from 2014 to mid-2016. The Frontenac Merger added total assets, deposits, and net loans of $265.4 million, $223.9 million, and $186.3 million, respectively. Royal Banks of Missouri does not manage its balance sheet for size, but rather to meet the current needs of the asset side of the bank. The most notable change in the income statement was also the result of the Frontenac Merger, with increased net interest income, noninterest income, and noninterest expense.

Growth Strategy

Royal’s focus has been to provide exceptional service to its clients, prospects, and providers. Due to the strong capital position of Royal Banks of Missouri, Royal has been able to provide its clients with consistent availability of funds for their needs. This has created a strong loyalty between Royal and its clients. As a number of its clients have stretched out of the St. Louis marketplace for business opportunities, Royal has continued to find ways to meet their financing and deposit needs.

Historically, Royal’s principal focus has been commercial real estate lending. While Royal Banks of Missouri continues to make this a principal business line, recent regulatory concerns over commercial real estate concentration has caused Royal to seek other lending opportunities. Toward this end, Royal has placed a priority on what is referred to as “community lending.” This is where the needs of a locally-owned company, and the needs of its owners, are so intertwined as to be essentially one. Historically, this has been a strong area for community banks, but larger regional and national banks have reached out for these clients.

Royal offers a complete package of deposits products at competitive rates. Additionally, Royal has utilized the internet to acquire deposits. Participating in several internet cooperative sites, Royal has determined that, occasionally, deposits can be acquired at more favorable pricing terms than in the St. Louis marketplace.

For the last 20 years Royal has invested heavily in technology. Royal Banks of Missouri provides an array of products that are comparable with, or, in its opinion, better than, its competitors. With the development of on-line banking, remote deposit capture, cash management services, and smart phones, Royal has not felt the need to build new brick and mortar branches, preferring to support the technology needs of its clients. Royal is committed to continuing to stay competitive with the market in the use of new technology, as it becomes available.

Royal believes strongly in its responsibility to be a good community citizen. Focusing on the education of the St. Louis youth, Royal has been a strong supporter of the University City Public Schools, Man of Valor, and a number of other local outreach groups. Recently, Royal Banks of Missouri entered into an agreement to work with the St. Louis Equal Housing and Community Reinvestment Alliance to further the reach of Royal’s efforts.

In spite of all these approaches, Royal is only as successful as its employees. Royal strives to recruit experienced, and successful, loan officers in the St. Louis market. Royal Banks of Missouri has a unique, creative incentive plan to reward lenders for their ability to enhance the bank’s earning power. Additionally, personal bankers and mortgage lenders have incentive plans structured to their roles. Royal consistently supports the education and training of its staff. All employees continually take on-line courses to support their daily duties. Several employees have been sent to Graduate Schools of Banking, Compliance Schools, and Commercial Lending Schools to provide them with the tools needed in 2017.

To support the retention of strong staff, Royal provides a full array of human resource benefits. Employees have access to a website that provides them instant access to data, including historical payroll information, past performance reviews, insurance benefits and contacts, 401(k) support information, and other personal items. Royal provides a qualified 401(k) plan and non-qualified 409(a) plan. These plans are overseen by a committee of plan participants. Royal started a “Wellness Program” in 2014. Again, supported by a committee of participants, the program challenges the staff to improve their physical and mental well-being. An Employee Assistance Program, or EAP, is also provided for all staff members. Staff members can receive professional support for a number of personal issues that could impact job performance, all on a confidential basis.

Services and Products

Royal Banks of Missouri offers a comprehensive array of deposit products, loan services, and other services to its customers, filling both retail and commercial needs, as well as addressing home mortgage and investment and trust lines of business. These products and services include:

Depository Products	Bank Operations	Loan Services

•    Free Checking

•    Personal Checking Accounts – Non-Interest Bearing and Interest Bearing

•    Commercial Checking Accounts

•    Savings Accounts

•    Money market Accounts

•    Public Funds Deposit Accounts

•    Non-Profit Organization Deposit Accounts

•    Certificates of Deposit

•    Individual Retirement Accounts

•    Debit Cards

•    Overdraft Privilege

•    Direct Deposit

•    Night Depository

•    Bank By Mail

•    Internet Banking

•    Internet Banking – Bill Pay

•    ACH Services

•    Telephone Banking

•    Automated Teller Machines (ATM’s)

•    Safe Deposit Boxes

•    Stop Payment Orders

•    Credit Cards (thru third party)

•    Merchant Credit Card Services

•    Cash Advances

•    Cashier’s Checks

•    Travelers Checks

•    Wire Transfers

•    Collection Services

•    Government Savings Bonds

•    Instant-Issue Debit Cards

•    Working Capital Loans

•    Term Loans

•    Inventory Loans

•    Accounts Receivable Loans

•    Equipment Loans

•    Government Guaranteed Loans (SBA)

•    Lines of Credit

•    Interim Construction Loans

•    Acquisition Financing Loans

•    Participation Loans

•    Commercial and Industrial Mortgage Loans

•    Letters of Credit

Personal Credit Services

•    Personal Single Payment and Installment Loans

•    Home Equity Lines of Credit

•    Real Estate Construction Loans

•    Real Estate Loans on Personal Residences

•    Residential Mortgage Loans

Competition

Royal Banks of Missouri encounters substantial competition for deposits and loans in the markets in which it competes. Royal Banks of Missouri’s principal competitors include other financial institutions such as banks, savings and loan institutions, and credit unions, and a number of other non-bank competitors such as insurance companies, small loan companies, finance companies, mortgage companies and other sources of funds.

Employees

As of March 31, 2017, Royal Banks of Missouri had 86 full-time employees and 15 part-time employees. None of these employees are subject to a collective bargaining agreement. Royal Banks of Missouri believes that its relationship with its employees is good.

Material Contracts and Benefit Plans

Bank Stock Loan. On February 22, 2016, Royal obtained a line of credit note payable from its principal shareholder for up to $12,000,000, with interest payable on a quarterly basis at the three-month London Interbank Offering Rate (LIBOR) plus 3.00%, and principal payable in full at the maturity date of February 22, 2019. The line of credit note payable was used primarily to fund the cash portion of the Frontenac Merger, and related expenses, and is secured by all of the outstanding capital stock of Royal Banks of Missouri, with a book value of $98,362,811 at December 31, 2016. At December 31, 2016, Royal had $7,504,050 outstanding on the line of credit note payable, with additional availability of $4,495,950. The weighted average interest rate paid on the note payable in 2016 was 3.82%.

Benefit Plans. Royal Banks of Missouri has one contract related to employee benefits that is material; UnitedHealthCare Insurance is the provider of health care coverage for Royal employees. The term of the current policy runs through September 30, 2017, with an annual expense of approximately $564,000.

Deferred Compensation Agreement. Royal Banks of Missouri has a deferred compensation plan that creates “phantom shares” for two senior managers. Deferred compensation is computed as a percentage of Royal Banks of Missouri’s pre-tax earnings. As of December 31, 2016, the deferred compensation liability of Royal was $1,368,460.

Bank Owned Life Insurance. As of December 31, 2016, Royal Banks of Missouri had bank owned life insurance with an aggregate death benefit of $78,923,000. There are a total of nine policies insuring the lives of existing or former key employees of Royal Banks of Missouri.

Other Material Agreements: Royal has three critical contracts with vendors. These contracts are critical, not just because of the dollar amount of expenditures Royal makes under them, but also because of the key nature of the services provided by these vendors. Computer Service, Inc. is Royal’s core service provider, with a contract running through December 2021 and annual estimated payments of $936,000. Funds Express Financial Network, Inc. is Royal’s online banking service provider. The contract runs through June 2020 with annual estimated payments of $138,000. BLM Technologies provides outsourced information technology services to Royal, with an agreement that ran through December 2016 and a renew is currently being negotiated.

Intercompany Agreements. For services provided in 2016, Royal Banks of Missouri paid Royal approximately $264,000. Royal reimbursed Royal Banks of Missouri $98,000 for various salaries of individuals engaged in activities for both entities.

Certain Relationships and Related Transactions

The Law Firm of Thomas R. Green, owned by the late Thomas R. Green who previously served on Royal’s board of directors, receives an annual retainer of $125,000 for legal services rendered.

Litigation

Royal and Royal Banks of Missouri are involved in litigation from time to time. This litigation has the potential to cause Royal or Royal Banks of Missouri, as the case may be, to incur unexpected losses, some of which may not be covered by insurance and which may materially adversely affect Royal’s financial condition. At December 31, 2016, there was one pending case, which originated as a lawsuit involving Frontenac Bank (now merged into Royal Banks of Missouri). Frontenac Bank brought suit to enforce certain of its rights in connection with a loan to a customer. The customer counterclaimed against Frontenac Bank, asserting approximately $260,000 in counterclaims. Defendant’s counterclaims were struck by the trial court, and the trial court found for Frontenac Bank on its claims. The defendants appealed and a decision from the Missouri Court of Appeals for the Eastern District has not yet been made.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents management’s analysis (on a consolidated basis) of the financial condition of Royal at December 31, 2016 and 2015, and the results of operations for the years then ended. Because the principal asset of Royal is Royal Banks of Missouri, this discussion will necessarily also entail consideration of Royal Banks of Missouri’s financial condition and results of operations. This review should be read in conjunction with the consolidated financial statements, notes to the consolidated financial statements and other consolidated financial data of Royal and presented elsewhere in this annual report on Form 1-K. Unless otherwise stated, data is for Royal on a consolidated basis.

Accounting Policies

The accounting and reporting policies of Royal are in accordance with accounting principles generally accepted in the United States and conform to generally accepted practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such, have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon future events. Carrying assets and liabilities at fair value results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies for Royal are presented in Note 1 to the consolidated financial statements included elsewhere in this annual report on Form 1-K. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant effect on the consolidated financial statements. The following accounting policies are considered most critical to the understanding of Royal’s financial condition and results of operations. These critical accounting policies require management’s most difficult subjective and complex judgments about matters that are inherently uncertain. Because these estimates and judgments are based on current circumstances, they are likely to change over time or prove to be different than actual experiences. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of a materially different financial condition and/or results of operations could reasonably be expected. The impact and any associated risks related to critical accounting policies on business operations are discussed throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 to Royal’s consolidated financial statements for the years ended December 31, 2016, 2015, and 2014.

Reserve for Possible Loan Losses. Subject to the use of estimates, assumptions, and judgments, management’s evaluation process used to determine the adequacy of the reserve for possible loan losses combines several factors: management’s ongoing review of the loan portfolio; consideration of past loan loss experience; trends in past due and nonperforming loans; risk characteristics of the various classifications of loans; existing economic conditions; the fair value of underlying collateral; input from regulators; and other qualitative and quantitative factors which could affect probable credit losses. Because current economic conditions can change and future events are inherently difficult to predict, the anticipated amount of estimated loan losses, and therefore the adequacy of the reserve, could change significantly. In addition, as an integral part of their examination process, various regulatory agencies also review the reserve for possible loan losses. Such agencies may require that certain loan balances be charged off when their credit evaluations differ from those of management, based on their judgments about information available to them at the time of their examinations, or may have particular views of the level of loan loss reserve. Royal believes the reserve for possible loan losses is adequate and properly recorded in the consolidated financial statements.

Comparison of Operating Results for the Years Ended December 31, 2016 and 2015

General. Royal recorded net income of $3,717,256 in 2016, a decrease of $482,478, or 11.49 percent, from the net income of $4,199,734 reported in 2015, which was an increase of $760,102, or 15.33 percent, from the net income of $4,959,836 in 2014. Significant changes in Royal’s net interest income, provision for loan losses, and noninterest income, all primarily relating to the Frontenac Merger on July 1, 2016, were the primary drivers for this decrease in net income for the year ended December 31, 2016.

Net Interest Income. Royal’s net interest income increased by $5,343,814 (37.81 percent) to $19,478,739 for the year ended December 31, 2016 from the $14,134,925 earned for the year ended December 31, 2015, which was a decrease of $363,421 (2.51 percent) from the $14,498,346 earned in 2014. Royal’s net interest margin for the years ended December 31, 2016 and 2015 was 4.13 percent and 3.69 percent, respectively.

Average earning assets for 2016 increased $89,611,000 (23.22 percent) to $475,557,000 from the level of $385,946,000 for 2015. Average earning assets for 2015 decreased $10,187,000 (2.57 percent) to $385,946,000 from the level of $396,133,000 for 2014. Average loans outstanding for 2016 increased by $90,504,000 (27.34 percent) to $421,518,000, after being relatively flat for the two year period ended December 31, 2015. The primary reasons for the increase in loans were the Frontenac Merger (which added net loans of $186,289,431 to Royal’s consolidated portfolio on July 1, 2016), and an improving St. Louis economy that spurred additional organic loan growth. The competition for loans in the St. Louis market has intensified in the past few years.

Total average investments decreased $1,139,000 (2.27 percent) to $48,984,000 in 2016 from the $50,123,000 average for 2015, which had decreased from the $57,001,000 average balance for 2014. While the Frontenac Merger added approximately $44,000,000 of available-for-sale securities on July 1, 2016, Royal sold approximately $22,400,000 of securities obtained in the acquisition to reposition the portfolio in accordance with the Bank’s asset/liability management process, while also experiencing pay downs, calls, and maturities of approximately $22,000,000.

Average short-term investments can fluctuate significantly from day to day based on a number of factors, including, but not limited to, the collected balances of customer deposits, loan demand, and investment security maturities. Excess funds not invested in loans or investment securities are invested in overnight funds or short-term time deposits with various unaffiliated financial institutions. The average balances of such short-term investments for the years ended December 31, 2016 and 2015 were $5,055,000 and $4,809,000, respectively.

A key factor in increasing Royal’s net interest margin is to maintain a higher percentage of earning assets in the loan category, which is Royal’s highest earning asset category. Royal has been able to increase this percentage in both of the years presented, with the percentage of average loans to average earning assets being 88.64 percent in 2016 and 85.77 percent in 2015. Another driving factor in the increased net interest margin is the accretion of the purchase discount recorded at acquisition on the Frontenac loan portfolio. Royal recorded accretion income of $2,082,978 from this purchase discount in 2016, including $1,145,833 resulting from a favorable result experienced in the sale of the underlying property securing a purchased credit impaired loan from Frontenac.

Funding Royal’s growth in interest-earning assets has been accomplished primarily with a strong core deposit base, supplemented with a low level of wholesale financing sources. Royal’s average loan-to-deposit ratio was 98.60 percent in 2016 and 96.40 percent in 2015.

Total average interest-bearing deposits for 2016 increased $76,816,000 (26.91 percent) to $362,276,000 from the level of $285,460,000 for 2015, which was a decrease of $10,525,000 (3.56 percent) from the level of $295,985,000 for 2014. The Frontenac Merger added $223,931,216 of deposits on July 1, 2016. Royal Banks of Missouri also has a significant level of stable deposits with several related parties, including Royal’s primary shareholders, and also certain local governmental agencies and school districts that hold substantial deposits in Royal Banks of Missouri.

Royal’s short-term borrowings consist of overnight funds borrowed from unaffiliated financial institutions, and securities sold under repurchase agreements, and are used to supplement Royal’s overall liquidity. The average balances of such borrowings for the years ended December 31, 2016 and 2015 totaled $9,318,000 and $9,474,000, respectively. Royal management believes the interest rates obtained thereon have been less than comparable time deposits would have been paid. Royal also assumed $10.8 million of longer-term borrowings from the Federal Home Loan Bank of Des Moines and $10.0 million of face value subordinated debentures in connection with the Frontenac Merger, and used proceeds from a line-of-credit note payable from a principal shareholder of approximately $7.5 million to fund the cash portion of the acquisition.

Table 1 shows the relationship between interest revenue and interest expense and the average balances of interest earning assets and interest bearing liabilities.

	Table 1—Average Balance Sheets, Yields, and Rates for the Year Ended December 31, (dollars in thousands)
	2016			2015			2014
	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)
Interest-earning assets:
Loans[1], [2]	$421,518	$20,941	4.97%	$331,014	$14,704	4.44%	$333,440	$14,983	4.49%
Taxable securities	38,973	993	2.55	41,637	1,117	2.68	49,397	1,251	2.53
Tax-exempt securities[3]	10,011	374	3.74	8,486	313	3.70	7,604	367	4.83
Federal funds sold and short-term investments	5,055	94	1.86	4,809	24	0.49	5,692	24	0.42

Total interest-earning assets	475,557	22,402	4.71	385,946	16,158	4.19	396,133	16,625	4.20

Noninterest-earning assets:
Cash and due from banks	5,629			4,896			4,797
Premises and equipment	7,826			4,946			5,240
Reserve for loan losses	(4,255)			(4,564)			(5,079)
Other assets	41,036			23,937			21,770

Total noninterest-earning assets	50,236			29,215			26,728

Total assets	$525,793			$415,161			$422,861

Interest-bearing liabilities:
Deposits
Interest-bearing transaction accounts	$186,055	1,111	0.60	$140,051	912	0.65	$148,366	985	0.66
Savings	24,530	52	0.21	20,319	41	0.20	20,700	44	0.21
Time deposits	151,691	1,112	0.73	125,090	912	0.73	126,919	939	0.74

Total interest bearing deposits	362,276	2,275	0.63	285,460	1,865	0.65	295,985	1,968	0.66

Federal Home Loan Bank advances	6,696	78	1.16	2,000	17	0.85	455	4	0.84
Federal funds purchased and short-term borrowings	9,318	49	0.53	9,474	29	0.31	8,273	25	0.31
Note payable to shareholder	3,811	146	3.82	—	—	—	—	—	—
Subordinated debt	3,668	235	6.41	—	—	—	—	—	—

Total interest-bearing liabilities	385,769	2,783	0.72	296,934	1,911	0.64	304,713	1,997	0.66

Noninterest-bearing liabilities:
Noninterest-bearing deposits	65,229			57,920			61,791
Other liabilities	4,579			3,075			3,224
Total shareholders’ equity	70,216			57,232			53,133

Total liabilities and shareholders equity	$525,793			$415,161			$422,861

Net interest income		$19,619			$14,247			$14,628

Net interest spread[4]			3.99			3.55			3.54
Net interest margin[5]			4.13			3.69			3.69

[1]	Interest income on loans include loan fees.
[2]	The balances include non-accrual loans.
[3]	Interest yields are presented on a tax-equivalent basis. Nontaxable income has been adjusted upward by the amount of Federal income tax that would have been paid if the income had been taxed at a rate of 34 percent, adjusted downward by the disallowance of the interest cost to carry nontaxable loans and securities.
[4]	The interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
[5]	The net yield on weighted average interest-earning assets is calculated by dividing net interest income by the weighted average interest earning assets for the period indicated

Table 2 is a detailed analysis of volume and rate changes in interest income and interest expense for the years ended December 31, 2016 and 2015.

Table 2—Analysis of Changes in Net Interest Income

(in thousands of dollars)

	2016 Compared to 2015 increase (decrease) due to changes in6			2015 Compared to 2014 increase (decrease) due to changes in8
	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:
Loans	$4,342	$1,895	$6,237	$(110)	$(169)	$(279)
Taxable securities	(71)	(53)	(124)	(205)	71	(134)
Tax-exempt securities[7]	57	3	60	39	(92)	(53)
Federal funds sold and short-term investments	1	69	70	(4)	4	—

Total interest-earning assets	4,329	1,914	6,243	(280)	(186)	(466)

Interest-bearing liabilities:
Deposits
Interest-bearing transactions accounts	275	(76)	199	(57)	(16)	(73)
Savings	9	2	11	(1)	(2)	(3)
Other time deposits	200	—	200	(25)	(2)	(27)

Total interest bearing deposits	484	(74)	410	(83)	(20)	(103)
Federal Home Loan Bank advances	53	8	61	13	—	13
Federal funds purchased and short-term borrowings	—	20	20	4	—	4
Note payable to shareholder	146	—	146	—	—	—
Subordinated debt	235	—	235	—	—	—

Total interest-bearing liabilities	918	(46)	872	(66)	(20)	(86)

Net interest income	$3,411	$1,960	$5,371	$(214)	$(166)	$(380)

Provision for Loan Losses. The provision for loan losses was $2,570,858 in 2016, compared with $46,000 in 2015. As a percentage of outstanding loans at year-end, the reserve for loan losses was 1.02 percent on December 31, 2016 and 1.33 percent on December 31, 2015. The ratio of net loan charge-offs to average outstanding loans for 2016 was 0.35 percent and for 2015 was 0.03 percent. The loans that were included in the Frontenac Merger were added to Royal’s loan portfolio at their fair value on July 1, 2016, with the discount thereon to be accreted into interest income over the life of the loan portfolio. Royal has decided to increase its provision for loan losses by an amount similar to the accretion of the discount to eventually bring Royal’s reserve for loan losses as a percentage of loans outstanding more in line with industry norms.

The provision for loan losses is based on management’s evaluation of inherent risks in the loan portfolio and the corresponding analysis of the reserve for loan losses. Additional discussions on loan quality and the reserve for loan losses are included in the subsection below titled “Asset Quality and Risk Elements.” See also Note 1 to Royal’s consolidated financial statements, and the subsection above titled “Accounting Policies.”

Noninterest Income. Noninterest income is generated primarily from fees on deposit accounts, mortgage banking activity, and earnings on Royal Banks of Missouri’s bank owned life insurance policies. Total noninterest income for the year ended December 31, 2016 was $1,814,575, and for the year ended December 31, 2015 was $1,680,623.

[6]	Any variance attributable to volume and rate changes is allocated to the volume and rate variance in proportion to the relationship of the absolute dollar amount of the change in each.
[7]	Tax-exempt income or yield is presented on a tax equivalent basis.
[8]	Any variance attributable to volume and rate changes is allocated to the volume and rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

Table 3 details noninterest income by category for the years ended December 31, 2016 and 2015.

Table 3—Noninterest Income

	2016	2015
Service charges on deposit accounts	$572,628	538,341
Increase in cash surrender value of life insurance policies	680,508	574,500
Mortgage banking revenues	110,797	138,100
Net gains on sales of available-for-sale securities	104,298	66,921
Other noninterest income	346,344	362,761

Total noninterest income	$1,814,575	$1,680,623

Service charges on deposits increased $34,287 or 6.37 percent in 2016, after decreasing $48,909 or 8.33 percent in 2015. The 2016 increase resulted from the additional level of deposits assumed in the Frontenac Merger.

The cash surrender value of Royal Banks of Missouri’s bank owned life insurance policies increased $10,754,051 in 2016, which includes $680,508 of cash value increase on existing policies, $2,073,543 added in the Frontenac Merger, and $8,000,000 of new policy purchases in 2016. Royal Banks of Missouri has continued to invest in these bank owned life insurance policies and the earnings have grown along with the average balances.

Mortgage banking revenues were relatively flat over the two years ended December 31, 2016. Beginning in 2016, Royal began referring all such mortgage loan business to certain unaffiliated mortgage bankers, with Royal receiving a fee for such referrals.

Royal sold approximately $22.4 million of investment securities in 2016 to reposition its asset/liability mix. Such sales resulted in $104,298 of net gains. Royal sold approximately $10.6 million of investment securities in 2015 to reposition its asset/liability mix, resulting in $66,921 of net gains.

Non-Interest Expense. Total noninterest expense for the year ended December 31, 2016 was $13,544,400, and for the year ended December 31, 2015 was $9,578,814. As depicted in the following Table 4, noninterest expenses increased $3,965,586 (41.40 percent) in 2016, after decreasing $83,384 (0.86 percent) in 2015. Increases in salaries and employee benefits, occupany expense, and other nonoperating expenses result from the Frontenac Merger and its four banking locations. Legal and professional fees increased substantially in 2016 due to the costs of the Frontenac Merger. Data processing expenses actually decreased in 2016 as a result of the re-negotiation of Royal’s contract with an unaffiliated service organization. The amortization of intangible assets represents the amortization of the deposit base premium recorded in connection with the Frontenac Merger.

Table 4 details noninterest expense by category for the years ended December 31, 2016 and 2015.

Table 4—Noninterest Expense

	December 31,
	2016	2015
Salaries and employee benefits	$6,826,313	$5,210,318
Occupancy and equipment expense	1,605,995	1,125,812
FDIC insurance assessments	307,500	302,000
Advertising	361,681	335,104
Legal and professional fees	1,512,628	814,776
Postage, printing and supplies	166,371	133,435
Data processing expense	598,591	717,497
Amortization of intangible assets	347,838	—
Other noninterest expense	1,817,483	939,872

Total noninterest expense	$13,544,400	$9,578,814

Income Taxes. Royal’s income tax expense decreased $530,200 (26.63 percent) to $1,460,800 in 2016, from the $1,991,000 expensed in 2015, which had increased $74,100 (3.87 percent) from the $1,916,900 expensed in 2014. The effective tax rates were 28.21 percent in 2016 and 32.16 percent in 2015. The decrease in the effective tax rate in 2016 is due to an increase in the percentage of pre-tax income comprised of nontaxable revenue.

Comparison of Financial Condition as of December 31, 2016 and 2015

General. Total assets of Royal increased $255,169,576 (60.37 percent) to $677,826,699 at December 31, 2016, from $422,657,123 at December 31, 2015, which had increased $373,622 (0.09 percent) in 2014 from $422,283,501 at December 31, 2014. The increase in 2016 is primarily attributable to the Frontenac Merger, which added $265,374,971 in assets to Royal’s consolidated totals at July 1, 2016. The overall flat growth in 2015 was the result of Royal management’s utilization of existing funding sources to increase the percentage of average loans to average total interest-earning assets.

Total deposits increased $205,275,050 (59.02 percent) to $553,107,778 at December 31, 2016, from $347,832,728 at December 31, 2015, which had decreased $5,365,913 (1.52 percent) from $353,198,641 at December 31, 2014. The increase in 2016 is primarily attributable to the Frontenac Merger, which added $223,931,216 of deposits to Royal’s consolidated totals at July 1, 2016. The 2015 decline occurred primarily in the year-end balances of certain of Royal’s stable public fund customers, with less tax revenues available therefrom on those specific dates, and a decline in the level of time deposits, as customers showed less willingness to lock up low interest rates on certificates of deposit.

Short-term borrowings were relatively flat between December 31, 2016 and 2015, with balances of $9,981,579 and $10,503,000, respectively. The Company also assumed $10.8 million of longer-term Federal Home Loan Bank of Des Moines borrowings and $10.0 million of face value subordinated debentures in connection with the Frontenac Merger, and used proceeds from a line-of-credit note payable from a principal shareholder of approximately $7.5 million to fund the cash portion of the Frontenac Merger.

Total loans increased $212,185,318 (62.55 percent) to $551,390,564 at December 31, 2016, from $339,205,246 at December 31, 2015, which had increased $4,487,638 (1.34 percent) from the $334,717,608 of total loans at December 31, 2014. The increase in 2016 is primarily attributable to the Frontenac Merger, which added $186,289,431 of net loans to the Company’s consolidated totals at July 1, 2016, and an improving St. Louis economy that spurred additional organic loan growth. The competition for loans has intensified in the St. Louis market during the past three years.

Investment Securities. The following tables show the carrying value and maturity distribution of Royal Banks of Missouri’s investment securities.

Table 5a—Carrying Value of Investment Securities

	December 31,
	2016	2015
Securities Available for Sale:
U.S. government agencies	$—	$991,340
State and municipal obligations	9,938,565	2,781,348
Mortgage-backed securities	22,904,803	12,405,610
Corporate debt securities	1,251,505	—
Money market instruments	3,832,262	—

Totals	$37,927,135	$16,178,298

Securities Held-to-Maturity:
U.S. government agencies	$4,711,176	$15,078,227
State and municipal obligations	7,119,729	8,742,769
Mortgage-backed securities	4,170,313	6,590,874

Totals	$16,001,218	$30,411,870

Total carrying value of investment securities	$53,928,353	$46,590,168

Table 5b—Carrying Value of Investment Securities by Maturity—December 31, 2016

	Held–to- Maturity	Available-for- Sale	Total
Due in less than one year	$204,047	$—	$204,047
Due from one to five years	8,089,220	2,337,254	10,426,474
Due from five to ten years	2,715,861	6,314,875	9,030,736
Due after ten years	821,777	2,537,941	3,359,718
Money market instruments	—	3,832,262	3,832,262
Mortgage-backed securities	4,170,313	22,904,803	27,075,116

Totals	$16,001,218	$37,927,135	$53,928,353

The investment securities portfolio consists primarily of U.S. government agency securities, state and municipal obligations, corporate debt securities, money market instruments, and mortgage-backed securities which are exclusively U.S. government agency sponsored. A mortgage-backed security relies on the underlying pools of mortgage loans to provide a cash flow of principal and interest. The actual maturities of these securities will differ from the contractual maturities because the loans underlying the security may prepay without prepayment penalties. Decreases in long-term interest rates will generally cause an acceleration of prepayment levels. In a declining interest rate environment, proceeds may not be able to be reinvested in assets that have comparable yields.

Loans. Total loans averaged $421,518,000 and $331,014,000 for the years ended December 31, 2016 and 2015, respectively.

Table 6 details the loan portfolio by loan type as of the years indicated.

Table 6—Loan Portfolio

(in thousands)

	2016	2015	2014	2013	2012
Commercial:
Real estate	$364,998	$240,296	$230,233	$236,647	$224,485
Other	33,368	23,771	27,069	23,270	22,666
Real estate:
Construction	59,509	14,677	21,850	23,219	18,220
Residential	81,662	50,506	46,174	49,210	49,693
Consumer	11,854	9,955	9,392	8,923	9,234

Total loans	$551,391	$339,205	$334,718	$341,269	$324,298

The following describe the risk characteristics relevant to each of the portfolio segments:

Commercial real estate loans are secured by various commercial property types, a majority of which are owner-occupied and in Royal’s market area. Royal originates commercial real estate loans with a typical term of three or five years with an adjustable rate feature generally tied to the three- or five-year U.S. Treasury bill index or the prime commercial rate as quoted by The Wall Street Journal. These loans are typically amortized over 15 or 20 years. Strict underwriting standards are in place that include, but are not limited to, independent appraisals, cash flow analyses, creditworthiness, experience, and management.

Commercial business loans vary in type and include secured and unsecured commercial business loans for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. The terms of these loans are generally for less than seven years. The loans are either negotiated on a fixed-rate basis or carry variable interest rates indexed to the prime commercial rate as quoted by The Wall Street Journal or the one-, three-, or five-year U.S. Treasury bill. Commercial credit decisions are based upon a complete credit review of the borrower. A determination is made as to the borrower’s ability to repay in accordance with the proposed loan terms, as well as an overall assessment of the credit risks involved. Personal guarantees of borrowers are generally required. In evaluating a commercial business loan, Royal considers debt service capabilities, actual and projected cash flows, and the borrower’s inherent industry risks.

Construction lending generally involves a greater degree of risk than Royal’s other real estate lending. The construction phase of a loan generally lasts nine months. As with Royal’s other loan types, the underwriting standards establish proper loan-to-value coverage and the borrower’s ability to service the debt. Prior to approval of the construction loan, Royal determines that the borrower has the approval, capacity, and wherewithal to handle the permanent financing.

Residential real estate loans are predominantly collateralized by properties located in the Royal’s market area. Royal adheres to strict underwriting standards that have been reviewed by the board of directors and the banking regulators. The underwriting standards include, but are not limited to, repayment capacity, creditworthiness, proper loan-to-value coverage, and correct lien positions supported by title policies.

Multifamily real estate loans are generally secured by apartment buildings and rental properties. Multifamily real estate loans are typically offered with interest rates that adjust after one, three, or five years. The interest rate adjustments are tied to either a U.S. Treasury bill index or to the prime commercial rate as quoted by The Wall Street Journal. When originating multifamily real estate loans, Royal evaluates the qualifications and financial condition, profitability, and expertise of the borrower, as well as the value and condition of the mortgaged property securing the loans. Royal also considers the financial resources of the borrower, the borrower’s experience in owning and managing similar properties, the cash flow the property generates (i.e. the gross rental income minus associated expenses), and the debtor’s global obligations, to determine sustainable repayment capacity. Multifamily real estate loans are carefully underwritten to establish proper valuation of the property, as well as the ability to service the debt.

Home equity lines of credit are designed for owner-occupied homes. These are typically junior liens, thus Royal pays particular attention to the loan-to-value coverage and the debt service capacity of the borrower. Strict underwriting standards are followed to establish safe and sound lending.

Consumer loans are underwritten in a manner that verifies the borrower’s capacity to pay, credit-worthiness, and proper valuation of the collateral. The structure of the loan is dependent on the purpose and collateral being pledged as security.

Table 7 sets forth the maturity distribution of loans, including the interest rate sensitivity for loans maturing after one year.

Table 7—Loan Portfolio Maturity — as of December 31, 2016

(in thousands)

	One Year or Less	One Through Five Years	Over Five Years	Total	Fixed Rate	Variable Rate
Commercial:
Real estate	$87,112	$233,106	$44,780	$364,998	$294,606	$70,392
Other	11,730	17,771	3,867	33,368	15,775	17,593
Real estate:
Construction	59,509	—	—	59,509	43,741	15,768
Residential	24,220	29,089	28,353	81,662	34,711	46,951
Consumer	1,558	5,753	4,543	11,854	11,280	574

Total	$184,129	$285,719	$81,543	$551,391	$400,113	$151,278

Asset Quality and Risk Elements. Royal manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. Royal’s credit function is charged with monitoring asset quality, establishing credit policies and procedures, and managing the consistent application of these policies and procedures.

The provision for loan losses is based on management’s judgment of the amount necessary to maintain the reserve for loan losses at a level adequate to absorb probable losses. The amount of the provision each year is dependent upon many factors including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies and other credit quality trends, management’s assessment of loan portfolio quality, the value of collateral, and economic factors and trends.

Reviews of nonperforming loans, past due loans, and larger credits are designed to identify potential charges to the reserve for loan losses, as well as to determine the adequacy of the reserve, and are conducted on a regular basis during the year. These reviews are performed by the responsible lending officers as well as a separate loan review function with consideration of such factors as the customer’s financial position, prevailing and anticipated economic conditions, and other pertinent factors.

Reserve for Loan Losses. The reserve for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the reserve for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on nonimpaired loans based on historical loss experience, management’s evaluation of the current loan portfolio, and consideration of current economic trends and conditions. Loan losses are charged against the reserve, while recoveries of amounts previously charged off are credited to the reserve. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The reserve for loan losses consists of a specific reserve component and a general reserve component. The components of the reserve for loan losses represent an estimate pursuant to Accounting Standards Codification (“ASC”) 450-Contingencies and ASC 310-Receivables. The specific component of the reserve for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations for impaired loans are based on regular analyses of all loans for which payment in full in accordance with the note agreement is not expected. These analyses involve judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values.

The general portion of the reserve reflects management’s estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower’s financial condition, the difficulty in identifying triggering events that correlate to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. Also, loss data representing a complete economic cycle is not available for all sectors. Uncertainty surrounding the strength and timing of economic cycles also affects estimates of loss. The historical loss element is determined using the average of actual losses incurred over the prior three years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans. The loss allocation factors are updated annually. The historical losses used in developing loss allocation factors may not be representative of actual unrealized losses inherent in the portfolio.

There are many factors affecting the reserve for loan losses; some are quantitative, while others require qualitative judgment. Although management believes its processes for determining the reserve adequately consider all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect earnings or financial position in future periods. The reserve for loan losses is reviewed and approved by the board of directors on a quarterly basis.

Table 8—Reserve for Loan Losses

(dollars in thousands)

	December 31,
	2016	2015	2014	2013	2012
Balance at beginning of period	$4,501	$4,564	$6,020	$7,167	$5,695
Provision for loan losses	2,571	46	—	385	1,447
Charge-offs:
Commercial:
Real estate	(595)	(24)	(1,363)	(1,477)	(29)
Other	(21)	—	(34)	(48)	—
Real estate:
Construction	(909)	—	—	—	—
Residential	(16)	(101)	(188)	(20)	(15)
Consumer	—	—	—	—	(1)
Total charge-offs	(1,541)	(125)	(1,585)	(1,545)	(45)
Recoveries:
Commercial:
Real estate	—	13	103	13	39
Other	—	2	—	—	—
Real estate:
Construction	1	1	20	—	20
Residential	3	—	6	—	11
Consumer	53	—	—	—	—
Total recoveries	57	16	129	13	70
Net charge-offs	(1,484)	(109)	(1,456)	(1,532)	25
Balance at end of period	$5,588	$4,501	$4,564	$6,020	$7,167
Total loans:
At year-end	$546,847	$339,205	$334,718	$341,269	$324,298
Average	421,518	331,014	333,440	326,012	332,784
Reserve as a percentage of average loans	1.02%	1.33%	1.36%	1.76%	2.21%
Net charge-offs as a percentage of average loans	0.35%	0.03%	0.44%	0.47%	(0.01)%

Royal Banks of Missouri has always had a significant percentage of its loan portfolio concentrated in commercial real estate in the St. Louis County market. The economic recession that transpired in 2007 took a severe toll on the St. Louis commercial real estate market, which resulted in an increased level of nonperforming loans and net charge-offs in the ensuing periods. Royal Banks of Missouri incurred elevated losses in 2013, 2014, and 2016, relating to a few large commercial real estate projects that are long-term workouts, and certain purchased credit impaired loans from the Frontenac Merger.

Management believes that the reserve for loan losses at December 31, 2016 was adequate and appropriate to absorb losses inherent in the loan portfolio. This assessment involves subjective judgment; therefore, the adequacy of the reserve for loan losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination of Royal Banks of Missouri, may require additional charges to income to increase the allowance for loan losses in future periods if the results of their review warrant such additions. See the “Accounting Policies” subsection above for additional information on the allowance for loan and lease losses.

The allocation of the allowance for loan and lease losses is based on historical data, subjective judgment, and estimates and, therefore, is not necessarily indicative of the specific amounts or loan categories in which charge-offs may ultimately occur. Due to the imprecise nature of the loan loss estimation process and the effects of changing conditions, these risk attributes may not be adequately captured in the data related to the formula-based loan loss components used to determine allocations in the analysis of the adequacy of the reserve for loan losses. Consequently, management believes that the general reserve allowance appropriately reflects probable inherent but undetected losses in the loan portfolio.

The following Table 9 summarizes the allocation of the reserve for loan losses at December 31, 2016.

Table 9 – Reserve for Loan Losses—December 31, 2016

	Amount (in thousands)	Percent of total allowance
Commercial:
Real estate	$4,826	86.36%
Other	508	9.09
Real estate:
Construction	49	0.88
Residential	163	2.92
Consumer	42	0.75
Unallocated	—	—

	$5,588	100.00%

A troubled debt restructuring (“TDR”) occurs when two conditions are present: (a) the borrower is experiencing financial difficulty; and (b) the creditor grants a concession it would not otherwise consider but for the borrower’s financial difficulties. TDRs totaled $13,136,000 at December 31, 2016. Of this amount, approximately $2,662,000 was on accrual status. TDRs totaled $24,531,000 at December 31, 2015. Of this amount, approximately $7,126,000 was on accrual status. There were no payment defaults, defined as 90 days or more past due, on loans restructured as TDR during 2016 or 2015. There were no commitments to lend additional funds on these modified loans at December 31, 2016.

Nonperforming Assets. Nonperforming loans, which include nonaccrual loans, restructured loans still accruing, and accruing loans past due over 90 days, totaled $18,756,000 at December 31, 2016, compared with $25,937,000 at December 31, 2015. At December 31, 2016 and 2015, the percentage of nonperforming loans to total loans was 3.43 percent and 7.65 percent, respectively. Nonperforming assets, which include nonperforming loans, foreclosed real estate, and other repossessed assets, totaled $26,133,000 and $26,087,000 at December 31, 2016 and 2015, respectively.

Loans are placed on nonaccrual status when, in the opinion of management, the principal and interest on a loan is not likely to be repaid in accordance with the loan terms or when the loan becomes 90 days past due and is not both well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed against current interest revenue. Generally, interest revenue on a nonaccrual loan is recognized on a cash basis as payments are received until the loan is retired and/or credit factors improve and the loan can be placed back on accrual status.

Table 10 below summarizes non-performing assets at year-end for the last five years.

Table 10—Non-Performing Assets

(dollars in thousands)

	December 31,
	2016	2015	2014	2013	2012
Non-accrual loans	$16,094	$18,811	$12,831	$13,563	$16,615
Restructured loans still accruing	2,662	7,126	17,310	20,071	19,779
Loans past due 90 days or more and still accruing	—	—	—	—	—
Total non-performing loans	18,756	25,937	30,141	33,634	36,394
Other real estate owned/repossessed property	7,377	150	47	58	1,547

Total non-performing assets	$26,133	$26,087	$30,188	$33,692	$37,941

Total non-performing loans as a percentage of total loans	3.43%	7.65%	9.00%	9.86%	11.22%
Total non-performing assets as a percentage of total assets	3.86%	6.17%	7.15%	7.88%	9.06%

At December 31, 2016, there were $31,705,000 in loans classified as impaired under the definition outlined in applicable accounting guidance (ASC 310). At December 31, 2015, there were $22,720,000 in impaired loans. Specific reserves allocated to these impaired loans totaled $2,529,000 at December 31, 2016 and $2,717,000 at December 31, 2015.

Loan diversity is an important risk component. Table 11 is a comparison of the percentage of concentration by type of loan as of the indicated dates.

Table 11—Loan Portfolio

	2016	2015	2014	2013	2012
Commercial:
Real estate	66.20%	70.84%	68.78%	69.34%	69.22%
Other	6.05	7.01	8.09	6.82	6.99
Real estate:
Construction	10.79	4.33	6.53	6.80	5.62
Residential	14.81	14.89	13.79	14.42	15.32
Consumer	2.15	2.93	2.81	2.62	2.85

Total loans	100.00%	100.00%	100.00%	100.00%	100.00%

Deposits. For the year ended December 31, 2016, total average deposits were $427,505,000, an increase of $84,125,000 (24.50 percent) from the year ended December 31, 2015, when total average deposits were $343,380,000, a decrease of $14,396,000 (4.02 percent) from the year ended December 31, 2014 average balance of $357,776,000.

For the year ended December 31, 2016, average noninterest bearing deposits were $65,229,000, an increase of $7,309,000 (12.62 percent) from the year ended December 31, 2015, when average noninterest bearing deposits were $57,920,000, a decrease of $3,871,000 (6.26 percent) from the year ended December 31, 2014 average balance of $61,791,000.

For the year ended December 31, 2016, average interest-bearing transaction and savings accounts were $210,585,000, an increase of $50,215 (31.31 percent) over the year ended December 31, 2015, when average interest-bearing transaction and savings accounts were $160,370,000, which decreased $8,696,000 (5.14 percent), from the year ended December 31, 2014 average of $169,066,000.

For the year ended December 31, 2016, average time deposits were $151,691,000, an increase of $26,601,000 (21.27 percent) from the year ended December 31, 2015, when average time deposits accounts were $125,090,000, which decreased $1,829,000 (1.44 percent) from the year ended December 31, 2014 average time deposits of $126,919,000.

Table 12 sets forth the maturity schedule for time deposits of $100,000 or more as of December 31, 2016.

Table 12—Time Deposits of $100,000 or More

(in thousands)

December 31, 2016
Three months or less	$43,480
Over three months through twelve months	39,060
Over one year through three years	35,426
Over three years	4,537

Total	$122,503

Wholesale Funding. Royal Banks of Missouri is a shareholder in the Federal Home Loan Bank of Des Moines (“FHLB”). Through this affiliation, secured advances totaling $20.5 and $12.5 million were outstanding at December 31, 2016 and 2015, respectively. Royal Banks of Missouri anticipates continued utilization of this short- and long-term source of funds to minimize interest rate risk and to meet liquidity needs. The FHLB advances outstanding at December 31, 2016, had interest rates ranging from 0.52 percent to 2.18 percent. The FHLB advances outstanding at December 31, 2015, had interest rates ranging from 0.41 percent to 0.84 percent. Additional information regarding FHLB advances, including scheduled maturities, is provided in Table 14 (Contractual Obligations) and in the following “Liquidity Management” section.

Liquidity Management. Liquidity is defined as the ability of a bank to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management involves maintaining the ability to meet the daily cash flow requirements of customers, both depositors and borrowers. The primary objectives of asset/liability management are to provide for adequate liquidity in order to meet the needs of customers and to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities as market interest rates change. Daily monitoring of the sources and uses of funds is necessary to manage the asset/liability position. The primary objective of liquidity management is to provide sufficient funding, at reasonable cost, to meet ongoing operational cash needs. While the desired level of liquidity will vary depending on a number of factors, the primary goal is to maintain a sufficient level of liquidity in reasonably foreseeable economic environments.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments and the maturities or principal payments of securities. Loans totaling $282,045,900 at December 31, 2016, are currently pledged as collateral to secure borrowing lines of credit with the Federal Home Loan Bank of Des Moines. Asset sales are also a possible source of liquidity. Royal Banks of Missouri can convert securities or other short-term investments into cash to meet liquidity needs.

The liability section of the balance sheet provides liquidity through depositors’ interest-bearing and noninterest-bearing accounts. Funds purchased, FHLB advances (short- and long-term), and brokered deposits represent the primary sources of Royal Banks of Missouri’s incremental borrowing capacity. These sources of liquidity are used as necessary to fund asset growth and meet other short-term liquidity needs.

Table 13 below presents a summary of Royal’s consolidated short-term borrowings over the last three years.

Table 13 — Short Term Borrowings

	2016	2015	2014
Average balance	$9,318,337	$9,473,938	$8,273,302
Weighted average interest rate paid during the year	0.53%	0.31%	0.31%
Maximum amount outstanding at any month-end	$20,430,000	$25,033,000	$18,385,000
Average interest rate at year-end	0.52%	0.41%	0.28%

At December 31, 2016, Royal Banks of Missouri had unused and available borrowing capacity with the FHLB of $150,611,989. Outstanding advances, commitments, and letters of credit with the FHLB were $25,745,000 at December 31, 2016. Letters of credit are pledged as collateral for public entity customer deposits. In addition to these funding sources, Royal has the ability to attract retail deposits at any time by competing more aggressively on pricing. Royal also has various unsecured funds purchased lines of credit with unaffiliated financial institutions that are also a source of liquidity, if needed.

Royal Banks of Missouri maintains and annually reviews a contingency funding plan. The plan requires monthly reporting to Royal Banks of Missouri’s Asset and Liability Committee on key metrics and various scenario analyses. The plan also requires routine testing of all funding sources on a quarterly basis.

Contractual Obligations and Loan Commitments. Table 14 is a summary of contractual obligations as of December 31, 2016, exclusive of the borrowings set forth in Table 13.

Table 14 — Contractual Obligations—December 31, 2016

(in thousands)

	Payments Due by Period
	Less Than 1 Year Total	1-3 Years	3-5 Years	After 5 Years	Total
Royal
Note payable to shareholder	$—	$7,504	$—	$—	$7,504
Subordinated debentures	—	—	—	10,000	10,000
Royal Banks of Missouri
Federal Home Loan Bank advances	13,745	1,500	5,300	—	20,545

Total	$13,745	$9,004	$5,300	$10,000	$38,049

Revolving Credit Facility.

On February 22, 2016, Royal obtained a line of credit note payable from its principal shareholder for up to $12,000,000, with interest payable on a quarterly basis at the three-month London Interbank Offering Rate (LIBOR) plus 3.00%, and principal payable in full at the maturity date of February 22, 2019. The line of credit note payable was used primarily to fund the cash portion of the Frontenac Merger, and related expenses, and is secured by all of the outstanding capital stock of Royal Banks of Missouri, with a book value of $98,362,811 at December 31, 2016. At December 31, 2016, Royal had $7,504,050 outstanding on the line of credit note payable, with additional availability of $4,495,950. The weighted average interest rate paid on the note payable in 2016 was 3.82%.

Table 15 is a summary of loan commitments as of the indicated dates.

Table 15—Loan Commitments

	December 31,
	2016	2015	2014	2013	2012
Commitments to extend credit	$63,050,845	$51,327,419	$29,538,137	$24,715,802	$22,321,163
Standby letters of credit	822,306	616,017	565,775	1,090,000	944,000

Total	$63,873,151	$51,943,436	$30,103,912	$25,805,802	$23,265,163

Return on Equity and Assets. Table 16 is a summary of performance ratios for Royal (on a consolidated basis) for the years ended as of the indicated dates.

Table 16—Performance Ratios

	December 31,
	2016	2015	2014	2013	2012
Return on average assets[8]	0.71%	1.01%	1.17%	0.99%	0.93%
Return on average total equity[9]	5.29%	7.34%	9.33%	8.43%	8.32%
Return on average common equity[10]	5.29%	7.34%	9.33%	8.43%	8.32%
Common stock dividend payout ratio[11]	25.11%	20.30%	19.42%	20.06%	19.30%
Average shareholders’ equity to average assets[12]	13.35%	13.79%	12.57%	11.71%	11.20%

Capital Management. Capital adequacy in the banking industry currently is evaluated primarily by a leverage ratio and three ratios that measure capital against assets that are weighted based on their risk characteristics. By regulation, the capital adequacy guidelines for bank holding companies with total consolidated assets of less than $1 billion are applied on a bank-only basis. Accordingly, Royal’s consolidated capital levels are not subject to such guidelines at December 31, 2016. The capital ratios of Royal Banks of Missouri are presented in Table 17 below.

Common Equity Tier 1 Capital primarily includes shareholders’ equity for common stock, but excludes accumulated other comprehensive income and 10 percent of mortgage servicing rights.

All Tier 1 Capital includes not only Common Equity Tier 1, but also Additional Tier 1 Capital, including certain qualifying non-cumulative preferred stock and minority-held similar capital in subsidiaries. Tier 2 Capital is all capital of a bank or that is not Tier 1 Capital, and Total Capital is Tier 1 and Tier 2 Capital in the aggregate, including the reserve for loan losses (up to 1.25 percent of risk-weighted assets).

The Tier 1 leverage ratio is equal to all Tier 1 Capital divided by average assets. The Common Equity Tier 1 risk-based capital is Common Equity Tier 1 Capital divided by risk-weighted assets. The Tier 1 risk-based capital ratio is all of Tier 1 Capital divided by risk-weighted assets. The Total risk-based capital ratio consists of Total Capital divided by risk-weighted assets.

The capital ratios of Royal Banks of Missouri currently exceed the minimums set by the FDIC for being a well-capitalized bank, for Prompt Corrective Action purposes.

Table 17 is a summary of Royal Banks of Missouri’s capital ratios at December 31, 2016 and 2015, respectively.

Table 17 — Regulatory Capital Ratios (percent) for Royal Banks of Missouri

	December 31, 2016	December 31, 2015	Amount required to be deemed well capitalized[13]
Tier 1 Leverage	13.58%	14.41%	5.00%
Tier 1 Common Equity Risk-Based Ratio	13.48%	15.85%	6.50%
Tier 1 Capital Risk-Based Ratio	13.48%	15.85%	8.00%
Total Risk-Based Capital	14.35%	17.07%	10.00%

[8]	Net income divided by average total assets.
[9]	Net income divided by average total shareholders’ equity.
[10]	Net income divided by average common shareholders’ equity.
[11]	Common dividends per common share divided by basic earnings per common share.
[12]	Average total shareholders’ equity divided by average total assets.
[13]	The banking regulators changed some requirements for being well capitalized, effective starting in 2015; the ratios shown in this column reflect the new ratios. Tier 1 Common Equity became a measure of capital on January 1, 2015.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Neither Royal nor Royal Banks of Missouri has had changes in or disagreements with accountants on accounting and financial disclosure during the two most recent years.

Item 3.	Directors and Officers

Management

Executive Officers and Directors

The executive officers and directors of Royal are as follows:

Name	Position Held

Mitchell P. Baden	Assistant Secretary
Stephen A. Baden	President and Chief Executive Officer, Director
Kelley Barbee	Director
Ira Bergman	Vice President, Director
Bethany L. Davis	Assistant Secretary
John Hammond	Director
J. Michael Hannegan	Director
Stephen J. Pessin	Chairman of the Board of Directors
Paul Puricelli	Director
Linda G. Renner	Vice Chairwoman, Director
Timothy. Sansone	Secretary, Director

Biographical Information for Executive Officers and Directors

The following currently serve on the board of directors or as an executive officer of Royal.

Mitchell P. Baden, 62—Mitchell Baden has served as Royal Banks of Missouri’s Chief Operating Officer and Senior Lender for fifteen years. Prior to that, he served in various positions at local and regional banks in the St. Louis area. Currently, he is a member of Royal Banks of Missouri’s board of directors. Mitchell Baden is the brother of Stephen Baden.

Stephen A. Baden; 67—Stephen Baden has served as President and Chief Executive Officer of Royal and Royal Banks of Missouri for seventeen years. Having been in commercial banking in the St. Louis marketplace for nearly 45 years, Baden has held a number of positions at several local and regional banks. Stephen Baden is the brother of Mitchell Baden.

Kelley S. Barbee, 44—Kelley Barbee is Senior Vice President, Director of Development and Special Projects at Corporate Group Inc. She started her career in the family business working at U.S. Title Guaranty Co. of St. Charles, Inc. After finishing her MBA, she began working in the commercial leasing division of Corporate Group before making the move into project management in the development division.

Ira Bergman, 68—Until 2016, Mr. Bergman served as the Managing Partner of Bergman, Shraier LLC for the previous thirty years. The firm was sold to Brown Smith Wallace at the beginning of 2016 and Bergman has assumed the role of tax partner. Bergman has been a member of the board of directors and Loan Committee for over ten years, and joined the Executive Committee four years ago.

Bethany L. Davis, 34—Bethany Davis, CPA is currently Senior Vice President and Controller of Royal Banks of Missouri. Ms. Davis joined Royal Banks of Missouri for the first time in April of 2004 as a Financial Assistant. She then spent a year at a local construction company as a staff accountant before rejoining Royal Banks of Missouri in April of 2006 as the Assistant Vice President of Financial Operations. In Ms. Davis’ current role, she is responsible for all financial operations, deposit operations, and information technology at Royal Banks of Missouri. Ms. Davis graduated from the Graduate School of Banking in Madison Wisconsin in August of 2015. In addition, Ms. Davis holds a BSBA in Accounting from Missouri Southern State University and a MBA from Lindenwood University. Ms. Davis acquired her CPA license in the State of Missouri in December of 2009. Ms. Davis acts as the Chief Financial Officer and Chief Accounting Officer of Royal.

John Hammond, 82—John Hammond is retired President of G.W. Composites, a manufacturing company in O’Fallon, Missouri. He earned a BSFE from University of Southern California in 1957. Following graduation he joined McDonnell Aircraft in St. Louis, Missouri. In 1970, after serving as Program Manager of several projects at McDonnell, he joined a small company that was to become G.W. Composites. In 1990 he became Vice Chair and later Chairman of Duchesne Bank. Following that, in 1999 he was elected Chairman of Frontenac Bank and is now a Director of Frontenac. He has been a member of Lindenwood University’s Board since 1991 and Treasurer since 1993. In 2013 he established The John Hammond Institute for Free Enterprise at Lindenwood so that students and others might learn more about business, government, and the Constitution of the United States.

J. Michael Hannegan, 54—Mike Hannegan is a managing partner of Hannegan Real Estate & Construction LLC, a local family-owned land development company. He is a 1984 graduate from the University of Missouri St. Louis, with a BA in Finance. He also has his License Designations Series 7 Securities, Life & Life Variable Contract.

Stephen J. Pessin 66—Mr. Pessin’s family was an incorporating shareholder of Royal Banks of Missouri and he has served on the Royal board of directors, Executive Committee, and Loan Committee for many years. Daily, he manages a commercial/retail portfolio of real estate in the St. Louis area.

Linda G. Renner; 52—Linda Renner holds a J.D. from Washington University. Currently, Ms. Renner does not actively practice law. She recently served as a member of the Missouri Banking Board and Savings and Loan Board, which oversees state chartered banks. She has been a member of the Royal Banks of Missouri and Royal board of directors, Executive Committee, and Loan Committee for many years.

Paul J. Puricelli; 57—Paul K. Puricelli is a 1985 graduate of Washington University, where he graduated Order of the Coif. Mr. Puricelli’s primary practice areas are business and commercial litigation. He has tried many jury cases and bench trials to conclusion, and has argued appeals in state and federal courts in Missouri and Illinois, as well as other jurisdictions.

Timothy Sansone 51—Mr. Sansone is principal of Sansone Group. Mr. Sansone is a licensed real estate broker in Missouri, Texas, Illinois, Indiana, Iowa, Mississippi, and Arkansas. He is a member of the Building Owners and Managers Association (BOMA), the International Council of Shopping

Centers (ICSC), and serves on the Board of Directors of the St. Louis Regional Chamber and Growth Association (RCGA). Mr. Sansone received his B.S.B.A. from the Olin School of Business at Washington University in 1988 and received his Masters of Finance degree from St. Louis University in 1992.

Compensation of Executive Officers

For the year ended December 31, 2016, compensation paid by Royal to the three most highly compensated executive officers, for all services rendered by such persons, regardless of capacity in which the services were rendered, was:

Officer	Cash Compensation	Non-Cash Compensation	Total Compensation
Stephen A. Baden	$371,000	$794,319	$1,165,319
Mitchell Baden	$253,542	$61,318	$314,860
Bethany L. Davis	$154,790	$144	$154,934

Director Fees

The board of directors of Royal comprises nine outside (non-employee) members, plus one inside (executive officer) member. Inside directors are paid $2,000 annually. Outside directors receive a $2,000 annual payment, plus $100 for any attended meeting.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information with respect to the beneficial ownership of Royal’s outstanding common stock as of March 31, 2017 (i) by each person who beneficially owns more than five percent of the Common Stock of Royal, (ii) by each of Royal’s directors and executive officers, and (iii) by all current directors and executive officers as a group:

Name of Beneficial Owner	Royal Common Shares Beneficially Owned[14]	Percent of Common Shares[15]
Mitchell P. Baden	0	0%
Stephen A. Baden	1,001	1.17%
Kelley Barbee	1,097	1.28%
Ira Bergman	0	0%
John Hammond	3,787	4.41%
J. Michael Hannegan	964	1.12%
Stephen Pessin	9,563	11.15%
Paul Puricelli	0	0%
Linda G. Renner	4,508	5.25%
Timothy Sansone	0	0%
All Directors and Executive Officers (10 persons)	20,919	24.38%

Item 5.	Interest of Management and Others in Certain Transactions

On July 1, 2016, Royal, Frontenac, and Royal Acquisition consummated the Merger, whereby Frontenac merged with and into Royal Acquisition, with Royal Acquisition continuing as the surviving company. Later in 2016, Frontenac Bank merged with and into Royal Banks of Missouri. The survivor of the Bank Merger was Royal Banks of Missouri, which is wholly owned by Royal.

Pursuant to the Merger Agreement, four of Frontenac’s directors were appointed to serve on Royal’s board of directors, specifically Messrs. Puricelli, Hammond and Hannegan and Ms. Barbee. Additionally, pursuant to the Merger Agreement, each of Messrs. Puricelli, Hammond and Hannegan and Ms. Barbee was appointed to serve on the board of directors of Royal Banks of Missouri, along with two other former members of Frontenac’s board of directors, Steve Lierman and Michael Prost.

Item 6.	Other Information

Not Applicable.

Item 7.	Financial Statements

[14]	Beneficial ownership includes shares held directly by the named individual, as well as shares owned jointly with the individual’s spouse, shares owned only by the individual’s spouse, shares held in trust or a spouse’s trust, and shares owned by an individual or a spouse’s IRA account.
[15]	Percentages are calculated based upon 85,787 shares of Common Stock outstanding as of December 31, 2016.

Independent Auditors’ Report

The Board of Directors

Royal Bancshares, Inc.:

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Royal Bancshares, Inc. and subsidiary, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Royal Bancshares, Inc. and subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

St. Louis, Missouri

April 24, 2017

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2016 and 2015

	2016	2015
ASSETS

Cash and due from banks (note 2)	$7,852,019	7,829,389
Interest-earning deposits in other financial institutions	2,876,482	2,676,901
Federal funds sold	227,942	263,394
Investments in debt securities (note 3):
Available-for-sale, at fair value	37,927,135	16,178,298
Held-to-maturity, at amortized cost (fair value of $16,367,680 and $30,709,477 at December 31, 2016 and 2015, respectively)	16,001,218	30,411,870
Loans (notes 4 and 9)	551,390,564	339,205,246
Less:
Unamortized discount on purchased loans	(4,533,608)	—
Deferred loan fees, net of related costs	(249,177)	(298,041)
Reserve for possible loan losses	(5,588,053)	(4,500,504)

Net loans	541,019,726	334,406,701

Bank premises and equipment, net (note 5)	11,079,442	4,859,560
Accrued interest receivable	1,593,379	951,029
Life insurance policies, at cash surrender value (note 12)	30,625,897	19,871,846
Identifiable intangible assets, net of accumulated amortization of $347,838 at December 31, 2016	1,902,162	—
Goodwill	6,592,460	199,913
Other real estate owned	7,376,515	150,400
Other assets (note 7)	12,752,322	4,857,822

	$677,826,699	422,657,123

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits (note 6):
Noninterest-bearing	$96,902,914	56,153,736
Interest-bearing	456,204,864	291,678,992

Total deposits	553,107,778	347,832,728
Short-term borrowings (note 8)	9,981,579	10,503,000
Federal Home Loan Bank borrowings (note 9)	10,873,678	2,000,000
Note payable to shareholder (note 10)	7,504,050	—
Subordinated debentures (note 11)	7,355,065	—
Accrued interest payable	258,297	148,808
Other liabilities (note 12)	5,418,567	3,745,940

Total liabilities	594,499,014	364,230,476

Commitments and contingencies (notes 13 and 14)
Stockholders’ equity (note 15):
Common stock, $1 par value; 100,000 shares authorized, 87,087 and 64,372 shares issued and outstanding at December 31, 2016 and 2015, respectively	87,087	64,372
Surplus	24,675,070	2,408,479
Retained earnings	59,662,162	56,903,020
Treasury stock, at cost – 1,300 and 2,300 shares at December 31, 2016 and 2015, respectively	(406,280)	(718,652)
Accumulated other comprehensive income (loss)	(690,354)	(230,572)

Total stockholders’ equity	83,327,685	58,426,647

	$677,826,699	422,657,123

See accompanying notes to consolidated financial statements.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2016, 2015, and 2014

	2016	2015	2014
Interest income:
Interest and fees on loans (note 4)	$20,920,470	14,693,388	14,972,594
Interest on debt securities:
Taxable	992,541	1,117,278	1,251,362
Exempt from federal income taxes	254,261	212,292	247,238
Interest on short-term investments	93,972	23,723	23,894

Total interest income	22,261,244	16,046,681	16,495,088

Interest expense:
Interest on deposits (note 6)	2,275,227	1,865,252	1,967,635
Interest on short-term borrowings (note 8)	49,412	29,471	25,280
Interest on notes payable to Federal Home Loan Bank (note 9)	77,688	17,033	3,827
Interest on note payable to shareholder (note 10)	145,586	—	—
Interest on subordinated debentures (note 11)	234,592	—	—

Total interest expense	2,782,505	1,911,756	1,996,742

Net interest income	19,478,739	14,134,925	14,498,346
Provision for possible loan losses (note 4)	2,570,858	46,000	—

Net interest income after provision for possible loan losses	16,907,881	14,088,925	14,498,346

Noninterest income:
Service charges on deposit accounts	572,628	538,341	587,250
Increase in cash surrender value of life insurance policies	680,508	574,500	520,155
Mortgage banking revenues	110,797	138,100	94,625
Net gains on sales of available-for-sale securities (note 3)	104,298	66,921	—
Other noninterest income (note 5)	346,344	362,761	838,558

Total noninterest income	1,814,575	1,680,623	2,040,588

Noninterest expense:
Salaries and employee benefits (note 12)	6,826,313	5,210,318	5,451,679
Occupancy and equipment expense (note 5)	1,605,995	1,125,812	1,175,138
FDIC insurance assessments	307,500	302,000	346,000
Advertising	361,681	335,104	268,918
Legal and professional fees	1,512,628	814,776	470,899
Postage, printing, and supplies	166,371	133,435	148,025
Data processing expense	598,591	717,497	773,558
Amortization of intangible assets	347,838	—	—
Other noninterest expense	1,817,483	939,872	1,027,981

Total noninterest expense	13,544,400	9,578,814	9,662,198

Income before applicable income taxes	5,178,056	6,190,734	6,876,736
Applicable income taxes (note 7)	1,460,800	1,991,000	1,916,900

Net income	$3,717,256	4,199,734	4,959,836

Per share amounts:
Basic earnings per share	$50.62	67.66	79.90
Basic weighted average common shares outstanding	73,430	62,072	62,072

See accompanying notes to consolidated financial statements.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Comprehensive Income

Years ended December 31, 2016, 2015, and 2014

	2016	2015	2014

Net income	$3,717,256	4,199,734	4,959,836

Other comprehensive income (loss):

Market value adjustment for cash flow hedge	59,227	1,769	(385,403)

Change in unrealized gains (losses) on available-for-sale securities	(651,567)	(40,217)	585,270

Less reclassification adjustment on available-for-sale debt security sale gains included in noninterest income in the consolidated income statement	(104,298)	(66,921)	—

Other comprehensive income (loss) before tax	(696,638)	(105,369)	199,867

Income tax related to items of other comprehensive income (loss), net of $35,461 in 2016 and $22,753 in 2015 relating to amounts reclassified out of accumulated other comprehensive income	(236,856)	(35,826)	67,955

Other comprehensive income (loss), net of tax	(459,782)	(69,543)	131,912

Total comprehensive income	$3,257,474	4,130,191	5,091,748

See accompanying notes to consolidated financial statements.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2016, 2015, and 2014

	Common stock	Surplus	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total stockholders’ equity

Balance at December 31, 2013	$64,372	2,408,479	49,559,275	(718,652)	(292,941)	51,020,533

Net income	—	—	4,959,836	—	—	4,959,836

Cash dividends declared ($15.52 per share)	—	—	(963,423)	—	—	(963,423)

Market value adjustment for cash flow hedge, net of related tax effect	—	—	—	—	(254,366)	(254,366)

Net unrealized gains on available-for-sale debt securities, net of related tax effect	—	—	—	—	386,278	386,278

Balance at December 31, 2014	64,372	2,408,479	53,555,688	(718,652)	(161,029)	55,148,858

Net income	—	—	4,199,734	—	—	4,199,734

Cash dividends declared ($13.73 per share)	—	—	(852,402)	—	—	(852,402)

Market value adjustment for cash flow hedge, net of related tax effect	—	—	—	—	1,168	1,168

Net unrealized losses on available-for-sale debt securities, net of related tax effect	—	—	—	—	(70,711)	(70,711)

Balance at December 31, 2015	64,372	2,408,479	56,903,020	(718,652)	(230,572)	58,426,647

Net income	—	—	3,717,256	—	—	3,717,256

Cash dividends declared ($12.71 per share)	—	—	(958,114)	—	—	(958,114)

Issuance of 22,715 shares of common stock in acquisition of Frontenac Bancshares, Inc. (note 16)	22,715	21,895,443	—	—	—	21,918,158

Market value adjustment for cash flow hedge, net of related tax effect	—	—	—	—	39,090	39,090

Common stock award - 1,000 shares from treasury	—	371,148	—	312,372	—	683,520

Net unrealized losses on available-for-sale debt securities, net of related tax effect	—	—	—	—	(498,872)	(498,872)

Balance at December 31, 2016	$87,087	24,675,070	59,662,162	(406,280)	(690,354)	83,327,685

See accompanying notes to consolidated financial statements.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2016, 2015, and 2014

	2016	2015	2014
Cash flows from operating activities:
Net income	$3,717,256	4,199,734	4,959,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	(890,274)	932,517	1,032,595
Provision for possible loan losses	2,570,858	46,000	—
Deferred income tax expense (benefit)	(521,351)	150,798	406,873
Net security sale gains	(104,298)	(66,921)	—
Net gains on sales of mortgage loans in secondary market	—	(138,100)	(94,625)
Write-downs and (gains) losses on sale of other real estate owned	190,178	2,174	(192,406)
Increase in cash surrender value of life insurance policies	(680,508)	(574,500)	(520,155)
Gains on life insurance claims	—	(62,726)	(554,499)
Decrease (increase) in accrued interest receivable	(67,156)	112,385	94,629
Decrease in accrued interest payable	(599,100)	(27,046)	(35,605)
Mortgage loans originated for sale in secondary market	—	(6,024,692)	(3,951,463)
Proceeds from mortgage loans sold in secondary market	—	6,162,792	4,046,088
Common stock award	683,520	—	—
Other operating activities, net	(112,179)	(525,952)	6,226

Net cash provided by operating activities	4,186,946	4,186,463	5,197,494

Cash flows from investing activities:
Net cash received in acquisition (note 16)	7,348,907	—	—
Decrease (increase) in interest-earning deposits in other financial institutions	(199,581)	729,037	260,062
Proceeds from maturities of and principal payments on:
Available-for-sale debt securities	4,385,008	3,256,334	4,537,782
Held-to-maturity debt securities	17,535,102	7,216,527	7,250,095
Proceeds from sales of available-for-sale debt securities	22,423,437	10,600,771	—
Purchases of available-for-sale debt securities	(8,951,833)	(13,276,632)	(5,992,171)
Purchases of held-to-maturity debt securities	—	—	(4,319,414)
Redemption (purchase) of Federal Home Loan Bank stock	110,400	(104,500)	(400,200)
Net decrease (increase) in loans	(24,593,474)	(4,659,009)	4,965,430
Proceeds from life insurance claims	—	138,804	1,094,246
Purchase of life insurance policies	(8,000,000)	(1,500,000)	(2,300,000)
Proceeds from sale of other real estate owned	278,679	54,426	250,000
Purchases of bank premises and equipment	(241,855)	(264,524)	(263,403)

Net cash provided by investing activities	10,094,790	2,191,234	5,082,427

Cash flows from financing activities:
Net decrease in deposits	(18,386,026)	(5,365,913)	(19,185,243)
Net increase (decrease) in short-term borrowings	(623,887)	2,761,000	7,742,000
Federal Home Loan Bank advances (payments)	(2,000,000)	—	2,000,000
Proceeds from note payable to shareholder	7,504,050	—	—
Dividends paid	(788,695)	(1,028,694)	(868,385)

Net cash used in financing activities	(14,294,558)	(3,633,607)	(10,311,628)

Net increase (decrease) in cash and cash equivalents	(12,822)	2,744,090	(31,707)
Cash and cash equivalents at beginning of year	8,092,783	5,348,693	5,380,400

Cash and cash equivalents at end of year	$8,079,961	8,092,783	5,348,693

See accompanying notes to consolidated financial statements.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2016, 2015, and 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Royal Bancshares, Inc. (the Company) provides a full range of banking services to individual and corporate customers throughout St. Louis and St. Charles counties in Missouri, through the nine branch locations of its wholly owned subsidiary, Royal Banks of Missouri (the Bank). The Company and Bank are subject to competition from other financial and nonfinancial institutions providing financial products throughout the two-county area. Additionally, the Company and Bank are subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

The accounting and reporting policies of the Company and Bank conform to generally accepted accounting principles within the banking industry. In compiling the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly susceptible to change in a short period of time include the determination of the reserve for possible loan losses and valuation of other real estate owned and intangible assets. Actual results could differ from those estimates.

Following is a description of the more significant of the accounting policies of the Company and Bank:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Accounting

The Company and Bank utilize the accrual basis of accounting, which includes in the total of net income all revenues earned and expenses incurred, regardless of when actual cash payments are received or paid. The Company is also required to report comprehensive income, of which net income is a component. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, including all changes in equity during a period, except those resulting from investments by, and distributions to, owners, and cumulative effects of accounting changes recorded directly to retained earnings. The components of accumulated other comprehensive income (loss) are as follows at December 31, 2016, 2015, and 2014:

	2016	2015	2014

Net unrealized gains (losses) on available-for-sale securities	$(765,279)	(9,414)	97,724
Cash flow hedge market adjustment	(280,711)	(339,938)	(341,707)

	(1,045,990)	(349,352)	(243,983)
Deferred tax effect	(355,636)	(118,780)	(82,954)

	$(690,354)	(230,572)	(161,029)

Cash Flow Information

For purposes of the consolidated statements of cash flows, cash equivalents include cash and due from banks and federal funds sold. Certain balances maintained at other financial institutions generally exceed the level of deposits insured by the Federal Deposit Insurance Corporation (FDIC). Following is certain supplemental information relating to the Company’s consolidated statements of cash flows for the years ended December 31, 2016 and 2015:

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

	2016	2015	2014
Cash paid for:
Interest	$2,058,216	1,938,802	2,032,347
Income taxes	1,492,000	2,233,000	1,648,484
Noncash transactions:
Issuance of common stock in acquisition	21,918,158	—	—
Common stock award	683,520	—	—
Loans transferred to other real estate in settlement of loans	3,782,000	160,000	47,000

Earnings per Share

Basic earnings per share data is calculated by dividing net income by the weighted average number of common shares outstanding during the year. The Company had no other instruments that could potentially dilute its earnings per share.

Investments in Debt Securities

The Bank classifies its debt securities into one of three categories at the time of purchase: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which the Bank has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity, and any equity securities, are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of premiums or accretion of discounts. Holding gains and losses on trading securities (for which no securities were so designated at December 31, 2016 and 2015) would be included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and reported as a component of other comprehensive income in stockholders’ equity until realized. Transfers of securities between categories would be recorded at fair value at the date of the transfer. Unrealized holding gains and losses would be recognized in earnings for transfers into the trading category.

Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Amortization of premiums and accretion of discounts for mortgage-backed securities are recognized as interest income using the interest method, which considers the timing and amount of prepayments of the underlying mortgages in estimating future cash flows for individual mortgage-backed securities. For other debt securities, premiums and discounts are amortized or accreted over the lives of the respective securities, with consideration of historical and estimated prepayment rates, as an adjustment to yield using the interest method. Dividend and interest income are recognized when earned. Realized gains and losses from the sale of any securities would be included in earnings and derived using the specific identification method for determining the cost of securities sold.

Declines in the fair value of securities below their cost that are deemed to be other-than-temporary are reflected in operations as realized losses. In estimating other-than-temporary impairment losses, management systematically evaluates investment securities for other-than-temporary declines in fair value on a quarterly basis. The analysis requires management to consider various factors, which include the present value of the cash flows expected to be collected compared to the amortized cost of the security, the duration and magnitude of the decline in value, the financial condition of the issuer or issuers, the structure of the security, and the intent to sell the security or whether it is more likely than not that the Bank would be required to sell the security before its anticipated recovery in market value.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Loans

Interest on loans is credited to income based on the principal amount outstanding. Loans are considered delinquent whenever interest and/or principal payments have not been received when due. The recognition of interest income is discontinued when, in management’s judgment, the interest is not collectible in the normal course of business. Subsequent payments received on such loans are applied to principal if any doubt exists as to the collectibility of such principal; otherwise, such receipts are recorded as interest income. Loans are returned to accrual status when management believes full collectibility of principal and interest is expected. The Company considers a loan impaired when all amounts due, both principal and interest, will not be collected in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. When measuring impairment for impaired loans, the expected future cash flows of an impaired loan are discounted at the loan’s effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan; however, the Company measures impairment based on the fair value of the collateral, using observable market prices, if foreclosure is probable.

Loan origination fees and certain direct loan origination costs are deferred and recognized as an adjustment to interest income over the lives of the related loans using the interest method.

The reserve for possible loan losses is available to absorb loan charge-offs. The reserve is increased by provisions charged to operations and is reduced by loan charge-offs less recoveries. Loans are partially or fully charged off when Bank management believes such amounts are uncollectible, either through collateral liquidation or cash payment. Management utilizes a systematic, documented approach in determining the appropriate level of the reserve for possible loan losses. The level of the reserve reflects management’s continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political, and regulatory conditions; and probable losses inherent in the current loan portfolio. The determination of the appropriate level of the reserve for possible loan losses inherently involves a degree of subjectivity and requires the Bank to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of the Bank’s control, may require an increase in the reserve for possible loan losses.

Management believes the reserve for possible loan losses is adequate to absorb losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the reserve may be necessary based on changes in economic conditions. Additionally, various regulatory agencies, as an integral part of the examination process, periodically review the Bank’s reserve for possible loan losses. Such agencies may require the Bank to add to the reserve for possible loan losses based on their judgments and interpretations about information available to them at the time of their examinations.

Loans Acquired Through Transfer

Loans acquired through the completion of a transfer, including loans acquired in a business combination, that have evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that the Company will be unable to collect all contractually required payments receivable are initially recorded at fair value (as determined by the present value of expected future cash flows) with no

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

valuation allowance. The difference between the undiscounted cash flows expected at acquisition and the investment in the loans, or the “accretable yield,” is recognized as interest income using a model which approximates a level-yield method over the life of the loans. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at acquisition, or the “nonaccretable difference,” are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Decreases in expected cash flows due to an inability to collect contractual cash flows are recognized as impairment through the provision for loan losses account. Any reserve for loan losses on these loans reflects only losses incurred after the acquisition (meaning the present value of all cash flows expected at acquisition that ultimately are not to be received). Any disposals of loans, including sales of loans, payments in full, or foreclosures, result in the removal of the loan from the loan pool at the carrying amount, with differences in actual results reflected in interest income. Following is a summary of activity in the unamortized discount on purchased loans from the Frontenac Bancshares, Inc. acquisition in 2016 for the year ended December 31, 2016:

Original purchase discount for loans	$6,616,586
Accretable yield for 2016 recorded as interest income	(937,145)
Nonaccretable yield adjustment for sale of underlying property on a purchased impaired credit	(1,145,833)

Balance of purchase discount on loans at December 31, 2016	$4,533,608

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization of premises and equipment are computed over the expected lives of the assets or related lease team for leasehold improvements, using the straight-line method. Estimated useful lives are 40 years for buildings, and three to ten years for building and leasehold improvements, furniture, fixtures, and equipment. Expenditures for major renewals and improvements of bank premises and equipment are capitalized, and those for maintenance and repairs are expensed as incurred. Interest expense incurred on construction in progress is capitalized.

Bank premises and equipment and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets using observable market prices. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell.

Other Real Estate Owned

Other real estate owned represents property acquired through foreclosure, or deeded to the Bank in lieu of foreclosure, for loans on which borrowers have defaulted as to payment of principal and interest. Properties acquired are initially recorded at the lower of the Bank’s cost or fair value using observable market prices, less estimated selling costs. Valuations are periodically performed by management, and an allowance for losses is established by means of a charge to noninterest expense if the carrying value of a property exceeds its fair value, less estimated selling costs. Subsequent increases in the fair value, less estimated selling costs, are recorded through a reversal of the allowance, but not below zero. Costs related to development and improvement of property are capitalized, while costs relating to holding the property are expensed. None of the Bank’s other real estate owned at December 31, 2016 was comprised of residential real estate. Additionally, the Bank had no residential real estate loans in process of foreclosure at December 31, 2016.

Federal Home Loan Bank Stock

Included in other assets at December 31, 2016 and 2015 are equity securities totaling $1,670,700 and $1,006,800, respectively, representing common stock of the Federal Home Loan Bank of Des Moines. The

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Bank is a member of the Federal Home Loan Bank of Des Moines, which is administered by the Federal Housing Finance Board. As a member of the Federal Home Loan Bank system, the Bank must maintain a minimum investment in the capital stock of the Federal Home Loan Bank of Des Moines. The stock is recorded at cost, which represents redemption value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets include a core deposit premium relating to the Bank’s assumption of deposit liabilities in the Company’s acquisition of Frontenac Bancshares, Inc. Such identifiable intangible assets are amortized on an accelerated basis over their estimated useful life of six years. Amortization of identifiable intangible assets at December 31, 2016 will be $608,108 in 2017, $491,351 in 2018, $374,595 in 2019, $257,838 in 2020, $141,081 in 2021, and $29,189 thereafter.

Goodwill is the excess of cost over the fair value of net assets acquired, which relates to the acquisition of a banking operation in 1980 and the acquisition of Frontenac Bancshares, Inc. in 2016. Goodwill is the Company’s only intangible asset with an indefinite useful life, and the Company is required to test the intangible asset for impairment on an annual basis. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. No impairment write-down was required in 2016 or 2015.

Securities Sold Under Agreements to Repurchase

The Bank enters into sales of securities under agreements to repurchase such securities at a specified future date. Such repurchase agreements are considered financing arrangements and, accordingly, the obligation to repurchase assets sold is reflected as a liability in the consolidated balance sheets. Repurchase agreements are collateralized by debt securities which are under the control of the Bank.

Income Taxes

The Company and Bank file consolidated federal and state income tax returns. Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. Penalties and interest assessed by income taxing authorities would be included in income tax expense in the year assessed, unless such amounts relate to uncertain tax positions. The Company had no uncertain tax positions at December 31, 2016 or 2015.

The Company and Bank use the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

The Company has not had its consolidated federal and state income tax returns examined by the Internal Revenue Service or State of Missouri for several years. The Company’s consolidated federal and state income tax returns are generally subject to examination by the Internal Revenue Service and State of Missouri for three years after they are filed.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Mortgage Banking Operations

Prior to 2016, the Company’s mortgage banking operations included the origination of long-term, fixed-rate residential mortgage loans for sale in the secondary market. Upon receipt of an application for a residential real estate loan, the Company generally locked in an interest rate with the applicable investor and, at the same time, locked into an interest rate with the customer. This practice minimized the Company’s exposure to risk resulting from interest rate fluctuations. Upon disbursement of the loan proceeds to the customer, the loan was delivered to the applicable investor. Sales proceeds were generally received shortly thereafter. Therefore, no loans held for sale were included in the Company’s loan portfolio at any point in time, except those loans for which the sale proceeds had not yet been received. Such loans were maintained at the lower of cost or fair value, based on the outstanding commitments from the applicable investors for such loans. Gains and losses on the sale of these loans and the effects of market adjustments were included in noninterest income in the consolidated statements of income. The Company did not retain the servicing of these loans sold in the secondary market. Beginning in 2016, the Company began referring all such mortgage loan business to certain unaffiliated mortgage bankers, with the Company receiving a fee for such referrals.

Financial Instruments

For purposes of information included in note 14 regarding disclosures about financial instruments, financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract that both (a) imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with the second entity, and (b) conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity.

Derivative Instruments and Hedging Activities

The Company uses derivative instruments to assist in the management of interest rate sensitivity and to modify the repricing, maturity, and option characteristics of certain assets and liabilities. The only derivative instruments used by the Company are interest rate swaps. Derivative instruments are required to be measured at fair value and recognized as either assets or liabilities in the consolidated financial statements. Fair value represents the payment the Company would receive or pay if the item were sold or bought in a current transaction. Fair values are generally based on market quotes. The accounting for changes in fair value (gains or losses) of a hedged item is dependent on whether the related derivative is designated and qualifies for “hedge accounting.” The Company assigns derivatives to one of three categories at the purchase date: fair value hedge, cash flow hedge, or nondesignated derivatives, and performs an assessment of the expected and ongoing hedge effectiveness of any derivative designated as a fair value hedge or cash flow hedge. Derivatives are included in other assets and other liabilities in the consolidated balance sheets.

The following is a summary of the Company’s accounting policies for derivative financial instruments and hedging activities:

Cash Flow Hedges

Derivatives designated as cash flow hedges are accounted for at fair value. The effective portion of the change in fair value is recorded net of taxes as a component of other comprehensive income in stockholders’ equity. Amounts recorded in other comprehensive income are subsequently reclassified into interest income or expense when the underlying transaction affects earnings. The ineffective portion of the change in fair value is recorded in noninterest income or expense. Interest rate swap agreements are accounted for on an accrual basis, with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Fair Value Hedges

For derivatives designated as fair value hedges, the fair value of the derivative instrument and related hedged item is recognized through the related interest income or expense, as applicable, except for the ineffective portion, which is recorded in noninterest income or expense. All changes in fair value are measured on a monthly basis. Interest rate swap agreements are accounted for on an accrual basis, with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability. The Company had no fair value hedges at December 31, 2016 or 2015.

Nondesignated Derivatives

Certain derivative financial instruments would not be designated as cash flow or fair value hedges for accounting purposes. These nondesignated derivatives would not meet the criteria for hedge accounting treatment. Changes in the fair value of these instruments would be recorded in noninterest income or expense at the end of each reporting period. The Company had no nondesignated derivatives at December 31, 2016 or 2015.

Fair Value Measurements

The Company uses fair value measurements to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried and/or reported at fair value are classified and disclosed in one of the following three categories:

•	Level 1 – Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

•	Level 2 – Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third-party pricing services for identical or similar assets or liabilities.

•	Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or value assigned to such assets or liabilities.

While certain assets and liabilities may be recorded on a nonrecurring basis at the lower of cost or fair value as described above (e.g., impaired loans, loans held for sale, other real estate owned), the only assets or liabilities recorded at fair value on a recurring basis are the Bank’s investments in available-for-sale debt securities, life insurance policies, and derivative financial instruments. No other assets or liabilities are recorded at fair value on a recurring or nonrecurring basis. Derivative financial instruments and life insurance policies are valued using Level 1 valuation inputs. The Bank’s available-for-sale debt securities are measured at fair value using Level 2 valuation inputs. For these debt securities, the market valuation utilizes several sources which include observable inputs rather than “significant unobservable inputs” and, therefore, fall into the Level 2 category, and are based on dealer quotes, market spreads, the U.S. Treasury yield curve, trade execution data, market consensus prepayment speeds, credit information, and the bonds’ terms and conditions at the security level.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

The following tables summarize the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	December 31, 2016
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value
Assets:
Investments in available-for-sale debt securities:
Obligations of states and political subdivisions	—	9,938,565	—	9,938,565
U.S. agency residential mortgage-backed securities	—	22,904,803	—	22,904,803
Corporate debt securities	—	1,251,505	—	1,251,505
Money market instruments	—	3,832,262	—	3,832,262

Total available-for-sale debt securities	—	37,927,135	—	37,927,135
Life insurance policies	30,625,897	—	—	30,625,897

	$30,625,897	37,927,135	—	68,553,032

Liabilities – derivative financial instruments	$280,711	—	—	280,711

	December 31, 2015
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value
Assets:
Investments in available-for-sale debt securities:
Obligations of U.S. government agencies and corporations	$—	991,340	—	991,340
Obligations of states and political subdivisions	—	2,781,348		2,781,348
U.S. agency residential mortgage-backed securities	—	12,405,610	—	12,405,610

Total available-for-sale debt securities	—	16,178,298	—	16,178,298
Life insurance policies	19,871,846	—	—	19,871,846

	$19,871,846	16,178,298	—	36,050,144

Liabilities – derivative financial instruments	$339,938	—	—	339,938

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Reclassifications

Certain reclassifications have been made to the 2015 and 2014 consolidated financial statement amounts to conform to the 2016 presentation. Such reclassifications had no effect on the previously reported consolidated net income or stockholders’ equity.

Subsequent Events

The Company has considered all events occurring subsequent to December 31, 2016 for possible disclosures through April 24, 2017, the date these consolidated financial statements were issued.

NOTE 2 – CASH AND DUE FROM BANKS

The Bank is required to maintain certain daily reserve balances on hand in accordance with regulatory requirements. The reserve balances maintained in accordance with such requirements at December 31, 2016 and 2015 were approximately $0 and $532,000, respectively.

NOTE 3 – INVESTMENTS IN DEBT SECURITIES

The amortized cost, gross unrealized gains and losses, and estimated fair value of the Bank’s debt securities classified as available-for-sale at December 31, 2016 and 2015 are as follows:

2016	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

Obligations of states and political subdivisions	$10,355,254	423	(417,112)	9,938,565
U.S. agency residential mortgage-backed securities	23,215,614	19,220	(330,031)	22,904,803
Corporate debt securities	1,266,030	—	(14,525)	1,251,505
Money market instruments	3,855,516	—	(23,254)	3,832,262

	$38,692,414	19,643	(784,922)	37,927,135

2015	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

Obligations of U.S. government agencies and corporations	$1,000,000	—	(8,660)	991,340
Obligations of states and and political subdivisions	2,759,646	30,080	(8,378)	2,781,348
U.S. agency residential mortgage-backed securities	12,428,066	87,774	(110,230)	12,405,610

	$16,187,712	117,854	(127,268)	16,178,298

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

The amortized cost and estimated fair value of debt securities classified as available-for-sale at December 31, 2016, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without prepayment penalties.

	Amortized cost	Estimated fair value

Due in less than one year	$—	—
Due one year through five years	2,374,696	2,337,254
Due after five years through ten years	6,573,889	6,314,875
Due after ten years	2,672,699	2,537,941
Money market instruments	3,855,516	3,832,262
U.S. agency residential mortgage-backed securities	23,215,614	22,904,803

	$38,692,414	37,927,135

The amortized cost, gross unrealized gains and losses, and estimated fair value of the Bank’s debt securities classified as held-to-maturity at December 31, 2016 and 2015 are as follows:

2016	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

Obligations of U.S. government agencies and corporations	$4,711,176	77,622	(43,244)	4,745,554
Obligations of states and political subdivisions	7,119,729	148,905	(21,904)	7,246,730
U.S. agency residential mortgage-backed securities	4,170,313	205,083	—	4,375,396

	$16,001,218	431,610	(65,148)	16,367,680

2015	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

Obligations of U.S. government agencies and corporations	$15,078,227	112,050	(351,924)	14,838,353
Obligations of states and political subdivisions	8,742,769	244,694	(4,584)	8,982,879
U.S. agency residential mortgage-backed securities	6,590,874	297,371	—	6,888,245

	$30,411,870	654,115	(356,508)	30,709,477

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

The amortized cost and estimated fair value of debt securities classified as held-to-maturity at December 31, 2016, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without prepayment penalties.

	Amortized cost	Estimated fair value

Due in less than one year	$204,047	205,370
Due one year through five years	8,089,220	8,190,133
Due after five years through ten years	2,715,861	2,753,536
Due after ten years	821,777	843,245
U.S. agency residential mortgage-backed securities	4,170,313	4,375,396

	$16,001,218	16,367,680

Provided below is a summary of securities which were in an unrealized loss position at December 31, 2016 and 2015:

	Less than 12 months		12 months or more		Total
2016	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses

Obligations of U.S government agencies and corporations	$1,644,014	43,244	—	—	1,644,014	43,244
Obligations of states and political subdivisions	11,443,514	439,016	—	—	11,443,514	439,016
U.S. agency residential mortgage-backed securities	18,676,362	329,817	361,915	214	19,038,277	330,031
Corporate debt securities	1,251,505	14,525	—	—	1,251,505	14,525
Money market instruments	3,832,262	23,254	—	—	3,832,262	23,254

	$36,847,657	849,856	361,915	214	37,209,572	850,070

	Less than 12 months		12 months or more		Total
2015	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses

Obligations of U.S government agencies and corporations	$6,398,372	149,647	5,281,050	210,937	11,679,422	360,584
Obligations of states and political subdivisions	1,663,621	12,962	—	—	1,663,621	12,962
U.S. agency residential mortgage-backed securities	7,679,627	110,230	—	—	7,679,627	110,230

	$15,741,620	272,839	5,281,050	210,937	21,022,670	483,776

Obligations of U.S. government agencies and corporations and U.S. agency residential mortgage-backed securities with unrealized losses are primarily issued from and guaranteed by the Federal Home Loan Bank, Federal National Mortgage Association, or Federal Home Loan Mortgage Corporation. The obligations of states and political subdivisions and corporate debt securities in an unrealized loss position are primarily comprised of bonds with adequate credit ratings, underlying collateral, and cash flow projections. The money market instruments are fully insured by the FDIC. The unrealized losses associated with these

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

securities are not believed to be attributed to credit quality, but rather to changes in interest rates and temporary market movements. In addition, the Bank does not intend to sell the securities with unrealized losses, and it is not more likely than not that the Bank will be required to sell them before recovery of their amortized cost bases, which may be at maturity.

The carrying value of debt securities pledged to secure public funds and for other purposes amounted to approximately $24,060,000 and $21,505,000 at December 31, 2016 and 2015, respectively. The Bank has also pledged letters of credit from the Federal Home Loan Bank of Des Moines totaling $5,200,000 as additional collateral to secure public funds at December 31, 2016.

Proceeds from the sale of certain available-for-sale securities during 2016 and 2015 totaled $22,423,437 and $10,600,771, respectively, resulting in gross gains of $104,298 and $201,535, respectively, and gross losses of $0 and $134,614, respectively. The Bank sold no securities in 2014.

NOTE 4 – LOANS

The composition of the loan portfolio at December 31, 2016 and 2015 is as follows:

	2016	2015
Commercial:
Real estate	$364,998,368	240,295,865
Other	33,367,823	23,771,603
Real estate:
Construction	59,509,199	14,676,709
Residential	81,661,731	50,506,075
Consumer	11,853,443	9,954,994

	$551,390,564	339,205,246

The Bank grants commercial, industrial, residential, and consumer loans throughout St. Louis and St. Charles counties in Missouri. The Bank does not have any particular concentration of credit in any one economic sector; however, a substantial portion of the portfolio is concentrated in and secured by real estate in the two-county area, particularly commercial and construction real estate. The ability of the Bank’s borrowers to honor their contractual obligations is dependent upon the local economy and its effect on the real estate market. Included in consumer loans are overdrafts of $40,371 and $12,262 at December 31, 2016 and 2015, respectively.

The following describe the risk characteristics relevant to each of the portfolio segments:

Commercial real estate loans are secured by various commercial property types, a majority of which are owner-occupied and in the Bank’s market area. The Bank originates commercial real estate loans with a typical term of three or five years with an adjustable rate feature generally tied to the three- or five-year U.S. Treasury bill index or the prime commercial rate as quoted by The Wall Street Journal. These loans are typically amortized over 15 or 20 years. Strict underwriting standards are in place that include, but are not limited to, independent appraisals, cash flow analyses, creditworthiness, experience, and management.

Commercial business loans vary in type and include secured and unsecured commercial business loans for the purpose of financing equipment acquisition, expansion, working capital, and other general business purposes. The terms of these loans are generally for less than seven years. The loans are either negotiated on a fixed-rate basis or carry variable interest rates indexed to the prime commercial rate as quoted by The Wall Street Journal or the one- three-, or five-year U.S. Treasury bill. Commercial credit decisions are based upon a complete credit review of the borrower. A

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

determination is made as to the borrower’s ability to repay in accordance with the proposed loan terms, as well as an overall assessment of the credit risks involved. Personal guarantees of borrowers are generally required. In evaluating a commercial business loan, the Bank considers debt service capabilities, actual and projected cash flows, and the borrower’s inherent industry risks.

Construction lending generally involves a greater degree of risk than the Bank’s other real estate lending. The construction phase of a loan generally lasts nine months. As with the Bank’s other loan types, the underwriting standards validate proper loan-to-value coverage and the borrower’s ability to service the debt. Prior to approval of the construction loan, the Bank ensures the borrower has the approval, capacity, and wherewithal to handle the permanent financing.

Residential real estate loans are predominantly collateralized by properties located in the Bank’s market area. The Bank adheres to strict underwriting standards that have been reviewed by the Board of Directors and the banking regulators. The underwriting standards include, but are not limited to, repayment capacity, creditworthiness, proper loan-to-value coverage, and correct lien positions supported by title policies.

Multifamily real estate loans are generally secured by apartment buildings and rental properties. Multifamily real estate loans are typically offered with interest rates that adjust after one, three, or five years. The interest rate adjustments are tied to either a U.S. Treasury bill index or to the prime commercial rate as quoted by The Wall Street Journal. When originating multifamily real estate loans, the Bank evaluates the qualifications and financial condition, profitability, and expertise of the borrower, as well as the value and condition of the mortgaged property securing the loans. The Bank also considers the financial resources of the borrower, the borrower’s experience in owning and managing similar properties, the cash flow the property generates (i.e., the gross rental income minus associated expenses), and the borrower’s global obligations, to determine sustainable repayment capacity. Multifamily real estate loans are carefully underwritten to ensure proper valuation of the property, as well as the ability to service the debt.

Home equity lines of credit are designed for owner-occupied homes. These are typically junior liens, thus the Bank pays particular attention to the loan-to-value coverage and the debt service capacity of the borrower. Strict underwriting standards are followed to ensure safe and sound lending.

Consumer loans are underwritten in a manner that verifies the borrower’s capacity to pay, credit-worthiness, and proper valuation of the collateral. The structure of the loan is dependent on the purpose and collateral being pledged as security.

The aggregate amount of loans to executive officers and directors and their related interests was $23,822,421 and $7,022,802 at December 31, 2016 and 2015, respectively. Such loans were made in the normal course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility. A summary of activity for loans to executive officers and directors and their related interests for the year ended December 31, 2016 is as follows:

Balance, December 31, 2015	$7,022,802
New loans made	18,006,413
Payments received	(1,383,885)
Other changes	177,091

Balance, December 31, 2016	$23,822,421

Other changes result from changes in the composition of executive officers or directors.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Following is a summary of activity in the reserve for possible loan losses and the recorded investment in loans by portfolio class and category based on impairment method for the years ended December 31, 2016, 2015, and 2014 (in thousands of dollars):

	2016
	Commercial real estate	Commercial other	Real estate construction	Residential real estate	Consumer	Total

Reserve for possible loan losses:
Beginning balance	$3,802	494	61	126	18	4,501
Charge-offs	(595)	(21)	(909)	(16)	—	(1,541)
Recoveries	—	—	1	3	53	57
Provision	1,619	35	896	50	(29)	2,571

Ending balance	$4,826	508	49	163	42	5,588

Reserve allocations:
Individually evaluated for impairment	$2,498	12	—	1	18	2,529
Collectively evaluated for impairment	2,328	496	49	162	24	3,059

Ending balance	$4,826	508	49	163	42	5,588

Loans:
Individually evaluated for impairment	$12,814	24	—	250	—	13,088
Loans acquired with deteriorated credit quality	14,842	389	—	3,368	18	18,617
Collectively evaluated for impairment	337,342	32,955	59,509	78,044	11,836	519,686

Ending balance	$364,998	33,368	59,509	81,662	11,854	551,391

	2015
	Commercial real estate	Commercial other	Real estate construction	Residential real estate	Consumer	Total

Reserve for possible loan losses:
Beginning balance	$3,656	543	81	266	18	4,564
Charge-offs	(24)	—	—	(101)	—	(125)
Recoveries	13	2	1	—	—	16
Provision	157	(51)	(21)	(39)	—	46

Ending balance	$3,802	494	61	126	18	4,501

Reserve allocations:
Individually evaluated for impairment	$2,369	345	—	3	—	2,717
Collectively evaluated for impairment	1,433	149	61	123	18	1,784

Ending balance	$3,802	494	61	126	18	4,501

Loans:
Individually evaluated for impairment	$21,704	372	—	644	—	22,720
Collectively evaluated for impairment	218,592	23,399	14,677	49,862	9,955	316,485

Ending balance	$240,296	23,771	14,677	50,506	9,955	339,205

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

	2014
	Commercial real estate	Commercial other	Real estate construction	Residential real estate	Consumer	Total

Reserve for possible loan losses:
Beginning balance	$5,487	249	61	206	17	6,020
Charge-offs	(1,363)	(34)	—	(188)	—	(1,585)
Recoveries	103	—	20	6	—	129
Provision	(571)	328	—	242	1	—

Ending balance	$3,656	543	81	266	18	4,564

Reserve allocations:
Individually evaluated for impairment	$1,753	474	—	120	—	2,347
Collectively evaluated for impairment	1,903	69	81	146	18	2,217

Ending balance	$3,656	543	81	266	18	4,564

Loans:
Individually evaluated for impairment	$25,037	643	—	582	1	26,263
Collectively evaluated for impairment	205,196	26,426	21,850	45,592	9,391	308,455

Ending balance	$230,233	27,069	21,850	46,174	9,392	334,718

A summary of impaired loans by category as of December 31, 2016 and 2015 is as follows (in thousands of dollars):

2016	Unpaid principal balance	Recorded investment with no reserve	Recorded investment with reserve	Total recorded investment	Related reserve	Average recorded investment	Interest income recognized
Commercial:
Real estate	$30,792	14,842	12,814	27,656	2,498	28,545	252
Other	413	389	24	413	12	676	—
Real estate:
Construction	—	—	—	—	—	—	—
Residential	3,618	3,368	250	3,618	1	2,296	—
Consumer	19	18	—	18	18	9	2

	$34,842	18,617	13,088	31,705	2,529	31,526	254

2015	Unpaid principal balance	Recorded investment with no reserve	Recorded investment with reserve	Total recorded investment	Related reserve	Average recorded investment	Interest income recognized
Commercial:
Real estate	$22,593	—	21,704	21,704	2,369	23,371	307
Other	746	—	372	372	345	518	—
Real estate:
Construction	—	—	—	—	—	—	—
Residential	732	—	644	644	3	613	6
Consumer	—	—	—	—	—	1	—

	$24,071	—	22,720	22,720	2,717	24,503	313

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Following is a summary of past-due loans by type and by number of days delinquent at December 31, 2016 and 2015 (in thousands of dollars):

2016	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Recorded investment > 90 days past due and accruing

Commercial:
Real estate	$1,580	13,370	5,651	20,601	344,397	364,998	—
Other	—	—	24	24	33,344	33,368	—
Real estate:
Construction	—	—	—	—	59,509	59,509	—
Residential	346	—	—	346	81,316	81,662	—
Consumer	362	58	2	422	11,432	11,854	—

	$2,288	13,428	5,677	21,393	529,998	551,391	—

2015	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Recorded investment > 90 days past due and accruing

Commercial:
Real estate	$—	—	7,395	7,395	232,901	240,296	—
Other	—	—	357	357	23,414	23,771	—
Real estate:
Construction	—	—	—	—	14,677	14,677	—
Residential	490	28	374	892	49,614	50,506	—
Consumer	203	50	—	253	9,702	9,955	—

	$693	78	8,126	8,897	330,308	339,205	—

Following is a summary of loans on nonaccrual status by type at December 31, 2016 and 2015 (in thousands of dollars):

	2016	2015
Commercial:
Real estate	$15,985	14,729
Other	24	2,376
Real estate:
Construction	—	—
Residential	—	1,652
Consumer	85	54

	$16,094	18,811

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, collateral support, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually on a continuous basis by classifying the loans as to credit risk. The Bank uses the following definitions for risk ratings:

•	Watch – Loans classified as watch have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank’s credit position at some future date.

•	Substandard – Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified have well-defined weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

•	Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing factors, conditions, and values, highly questionable and improbable.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered pass-rated loans.

The following table presents the credit risk profile of the Company’s loan portfolio based on rating category as of December 31, 2016 and 2015 (in thousands of dollars):

	2016
Grade	Commercial real estate	Commercial other	Real estate construction	Residential real estate	Consumer	Total

Pass	$329,681	31,781	59,509	80,116	11,836	512,923
Watch	18,153	1,447	—	998	—	20,598
Substandard	17,164	140	—	548	18	17,870
Doubtful	—	—	—	—	—	—

	$364,998	33,368	59,509	81,662	11,854	551,391

	2015
Grade	Commercial real estate	Commercial other	Real estate construction	Residential real estate	Consumer	Total

Pass	$215,362	22,913	14,677	49,639	9,955	312,546
Watch	3,230	486	—	223	—	3,939
Substandard	21,704	372	—	644	—	22,720
Doubtful	—	—	—	—	—	—

	$240,296	23,771	14,677	50,506	9,955	339,205

The Bank seeks to assist customers that are experiencing financial difficulty by renegotiating loans within lending regulations and guidelines. A loan modification is considered a troubled debt restructuring when a concession has been granted to a borrower experiencing financial difficulties. The Bank’s modifications generally include interest rate adjustments, and amortization and maturity date extensions. These modifications allow the borrowers short-term cash relief to allow them to improve their financial condition. The Bank’s troubled debt restructured loans are considered impaired and are individually evaluated for impairment as part of the reserve for possible loan losses as described above.

The Bank had no loan modifications during the years ended December 31, 2016 and 2015 which met the definition of troubled debt restructured loans. Additionally, the Bank had no troubled debt restructured loans that defaulted during the years ended December 31, 2016 and 2015 within twelve months of their restructuring, and no commitments to extend additional credit on any loans classified as troubled debt restructured loans at December 31, 2016.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE 5 – BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment at December 31, 2016 and 2015 is as follows:

	2016	2015

Land	$3,647,202	1,508,590
Buildings and improvements	11,246,406	7,026,368
Furniture, fixtures, and equipment	4,784,023	4,389,783

	19,677,631	12,924,741
Less accumulated depreciation and amortization	8,598,189	8,065,181

	$11,079,442	4,859,560

Amounts charged to noninterest expense for depreciation and amortization aggregated $537,212, $468,283, and $509,415 for the years ended December 31, 2016, 2015, and 2014, respectively.

The Bank leases certain premises under a noncancelable operating lease agreement which expires in 2019, with renewal options available. Minimum rental commitments under this noncancelable operating lease agreement at December 31, 2016, for each of the next three years, and in the aggregate, are as follows:

Year ending December 31:
2017	$204,348
2018	204,348
2019	136,232

Total minimum payments required	$544,928

The Bank also leases certain equipment under agreements that are cancelable with 30 to 90 days notice. Total rent expense for 2016, 2015, and 2014 was $119,473, $3,197, and $5,631, respectively.

The Bank leases certain premises to unaffiliated third parties under short-term leases which can be canceled upon 30 to 60 days written notice. Rental income was $64,672, $30,000, and $30,000 for the years ended December 31, 2016, 2015, and 2014, respectively.

NOTE 6 – DEPOSITS

A summary of interest-bearing deposits at December 31, 2016 and 2015 is as follows:

	2016	2015

Interest-bearing transaction accounts	$238,640,834	150,232,944
Savings	28,149,280	20,081,665
Time deposits	189,414,750	121,364,383

	$456,204,864	291,678,992

Deposits of executive officers, directors, and their related interests at December 31, 2016 and 2015 totaled $40,457,424 and $48,077,330, respectively.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Interest expense on deposits for the years ended December 31, 2016, 2015, and 2014 is summarized as follows:

	2016	2015	2014

Interest-bearing transaction accounts	$1,111,096	912,285	984,899
Savings	51,893	41,140	44,326
Time deposits	1,112,238	911,827	938,410

	$2,275,227	1,865,252	1,967,635

Time deposits meeting or exceeding the FDIC insurance coverage limit of $250,000 totaled $33,435,416 and $42,981,592 at December 31, 2016 and 2015, respectively. Following are the maturities of time deposits for each of the next five years, and in the aggregate, at December 31, 2016:

Year ending December 31:
2017	$115,700,050
2018	45,175,766
2019	21,529,274
2020	4,479,659
2021	2,530,001

$189,414,750

NOTE 7 – INCOME TAXES

The components of income tax expense for the years ended December 31, 2016, 2015, and 2014 are as follows:

	2016	2015	2014
Current:
Federal	$1,644,145	1,597,226	1,401,997
State and local	338,006	242,976	108,030
Deferred	(521,351)	150,798	406,873

	$1,460,800	1,991,000	1,916,900

A reconciliation of expected income tax expense computed by applying the federal statutory rate of 34% to income before applicable income taxes, for the years ended December 31, 2016, 2015, and 2014 is as follows:

	2016	2015	2014

Expected statutory federal income tax	$1,760,539	2,104,850	2,338,090
State and local tax, net of related federal benefit	223,084	160,364	71,300
Tax-exempt interest income	(277,303)	(89,290)	(87,662)
Life insurance policies	(231,373)	(216,262)	(365,382)
Other, net	(14,147)	31,338	(39,446)

	$1,460,800	1,991,000	1,916,900

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2016 and 2015 are as follows:

	2016	2015
Deferred tax assets:
Reserve for possible loan losses	$1,058,739	1,219,449
Other real estate owned	1,201,310	—
Deferred compensation	795,603	738,323
Core deposit premium intangible asset	704,941	—
Net operating loss carryforward	5,369,947	—
Unrealized net holding losses on available-for-sale securities	260,194	3,201
Cash flow hedge	95,442	115,579
Nonaccrual loans	348,832	551,083
Other, net	58,389	26,931

Total deferred tax assets	9,893,397	2,654,566

Deferred tax liabilities:
Bank premises and equipment	(120,545)	(135,406)
Short-term prepaid expenses	(70,205)	(63,398)
Purchase adjustments, net	(931,443)	—
Net deferred loan fees	(176,994)	(132,584)

Total deferred tax liabilities	(1,299,187)	(331,388)

Net deferred tax assets	$8,594,210	2,323,178

The Company is required to provide a valuation reserve on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation reserve at December 31, 2016 and 2015, due to management’s belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets. In connection with the Company’s acquisition of Frontenac Bancshares, Inc. in 2016, the Company assumed net operating loss carryforwards for tax reporting purposes of $14,615,030, which will expire if unused beginning in 2030.

NOTE 8 – SHORT-TERM BORROWINGS

The Company had short-term borrowings of $9,745,000 and $10,503,000 from the Federal Home Loan Bank of Des Moines for the years ended December 31, 2016 and 2015, respectively. The Bank may obtain short-term advances for 90 days or less from the Federal Home Loan Bank of Des Moines and the Federal Reserve Bank of St. Louis and purchase funds on an overnight basis to satisfy short-term liquidity needs. The Bank also had securities sold under repurchase agreements of $236,579 at December 31, 2016. These repurchase agreements are collateralized by obligations of U.S. government agencies and corporations which had an aggregate carrying value of $499,750 at December 31, 2016. The average balances, weighted average interest rates paid, and maximum month-end amounts outstanding for the years ended December 31, 2016, 2015, and 2014 for funds purchased and securities sold under repurchase agreements are as follows:

	2016	2015	2014

Average balance	$9,318,337	9,473,938	8,273,302
Weighted average interest rate paid during the year	0.53%	0.31%	0.31%
Maximum amount outstanding at any month-end	$20,430,000	25,033,000	18,385,000
Average interest rate at year-end	0.52%	0.41%	0.28%

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE 9 – FEDERAL HOME LOAN BANK BORROWINGS

At December 31, 2016, the Bank had long-term, fixed-rate borrowings outstanding with the Federal Home Loan Bank of Des Moines, maturing as follows:

	Amount	Weighted average rate

Due in 2017	$4,000,000	1.19%
Due in 2019	1,500,000	2.18%
Due in 2020	4,800,000	1.58%
Due in 2021	500,000	1.63%

	10,800,000
Unamortized purchase premium	73,678

	$10,873,678

At December 31, 2016, the Bank maintained a line of credit in the amount of $176,356,989 with the Federal Home Loan Bank of Des Moines and had availability under that line of $150,611,989. Federal Home Loan Bank of Des Moines borrowings are secured under a blanket agreement which assigns Federal Home Loan Bank of Des Moines stock, and one- to four-family mortgage loans and commercial and multifamily real estate loans totaling $282,045,900 at December 31, 2016, as collateral for such borrowings.

NOTE 10 – NOTE PAYABLE TO SHAREHOLDER

On February 22, 2016, the Company obtained a line of credit note payable from its principal shareholder for up to $12,000,000, with interest payable on a quarterly basis at the three-month London Interbank Offering Rate (LIBOR) plus 3.00%, and principal payable in full at the maturity date of February 22, 2019. The line of credit note payable was used primarily to fund the cash portion of the acquisition of Frontenac Bancshares, Inc., and related expenses, and is secured by all of the outstanding capital stock of the Bank, with a book value of $98,362,811 at December 31, 2016. At December 31, 2016, the Company had $7,504,050 outstanding on the line of credit note payable, with additional availability of $4,495,950. The weighted average interest rate paid on the note payable in 2016 was 3.82%.

NOTE 11 – SUBORDINATED DEBENTURES

On September 17, 2003, Frontenac Statutory Trust I (Trust I), a newly formed Connecticut business trust subsidiary of Frontenac Bancshares, Inc. (which was acquired by the Company on July 1, 2016), issued $5,000,000 of floating rate cumulative trust preferred securities in a private placement offering. These trust preferred securities mature on September 17, 2033. The maturity date may be shortened to a date not earlier than September 17, 2008, if certain conditions are met. Proceeds from the offering, net of underwriting fees and offering expenses, totaled $4,900,000. Trust I used the net proceeds from the trust preferred securities and a cash injection from Frontenac Bancshares, Inc. to purchase $5,155,000 of junior subordinated debentures of Frontenac Bancshares, Inc. bearing the same interest rate as the trust preferred securities. Interest is payable quarterly on the trust preferred securities at a rate equal to LIBOR for three-month U.S. dollar deposits plus 3.05%.

On December 15, 2004, Frontenac Statutory Trust II (Trust II), a newly formed Connecticut business trust subsidiary of Frontenac Bancshares, Inc., issued $5,000,000 of floating rate cumulative trust preferred securities in a private placement offering. These trust preferred securities mature on December 31, 2034. The maturity date may be shortened to a date not earlier than December 31, 2009, if certain conditions are met. Proceeds from the offering, net of underwriting fees and offering expenses, totaled $5,000,000. Trust II used the net proceeds from the trust preferred securities and a cash injection from Frontenac Bancshares, Inc. to purchase $5,155,000 of junior subordinated debentures of Frontenac Bancshares, Inc. bearing the same interest rate as the trust preferred securities. Interest is payable quarterly on the trust preferred securities at a rate equal to LIBOR for three-month U.S. dollar deposits plus 2.40%.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Other than intercompany cash and equity accounts, the debentures are the sole assets of the Trusts. In connection with the issuance of the trust preferred securities, Frontenac Bancshares, Inc. made certain guarantees and commitments that, in the aggregate, constituted a full and unconditional guarantee by Frontenac Bancshares, Inc. of the obligations of the Trusts under the trust preferred securities. The trust preferred securities are classified as debt for financial reporting purposes and capital for regulatory reporting purposes. With the acquisition of Frontenac Bancshares, Inc., the Company has assumed all liabilities under these subordinated debentures. At December 31, 2016, the unamortized purchase discount on these instruments totaled $2,611,305, and the unamortized underwriting fees and offering expenses totaled $33,630.

NOTE 12 – EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution 401(k) plan to provide retirement benefits to eligible employees. Contributions made by the Company under the plan for the years ended December 31, 2016, 2015, and 2014 were $113,141, $109,753, and $95,993, respectively.

The Company also maintains a nonqualified deferred compensation plan under which eligible participants are permitted to defer a portion of salaries and wages as specified in voluntary elections made by such participants. No Company contributions were made in 2016, 2015, or 2014.

The Company established a Phantom Stock Plan in February 2007 in which certain executive employees of the Company and Bank receive awards at the discretion of the compensation committee of the Board of Directors. The Phantom Stock Plan is embodied in a written agreement which includes provisions for the benefits to be provided at retirement or in the event of death, disability, or termination prior to retirement. The awards are converted to imaginary units of Company stock, which are valued annually based on the book value of the Company’s outstanding shares, with the base book value established as of December 31, 2006. The phantom stock units under the Phantom Stock Plan will vest at the rate of 20% per year from the original grant date. Vested amounts accrued for such benefits are payable to the executive employees at retirement, or to the employee’s beneficiary in the event of death. Total compensation expense recorded for the Phantom Stock Plan for 2016, 2015, and 2014 was $73,772, $64,615, and $94,388, respectively.

The Company also entered into deferred compensation agreements with certain executive employees of the Company and Bank in 2006. The deferred compensation agreements provide for the deferral of annual deferred compensation bonuses, calculated as a fixed percentage of the Bank’s pretax earnings for each year and credited to deferred compensation accounts maintained in the names of the executive employees. No interest is credited on the balances maintained in the deferred compensation accounts. The executive employees are fully vested in the balances maintained in the deferred compensation accounts, and such amounts are payable to the executive employees at retirement or disability or to the employee’s beneficiary in the event of death. A liability of $1,368,460 and $1,294,688 for amounts accrued under the deferred compensation agreements was included in other liabilities in the consolidated balance sheets at December 31, 2016 and 2015, respectively.

To fund certain of the Company’s employee benefit plans, the Bank has purchased flexible-premium universal life insurance policies on the lives of officers of the Bank (payable upon death to the Bank), with the Bank paying single one-time premiums at the inception of the policies. Each life insurance policy has a cash surrender value feature that allows the Bank to receive an amount in cash upon cancelation or lapse of the policy. The cash surrender value of the policies increases monthly, based upon an interest factor (net of mortality), administration, and early termination costs that are inherent in the contracts.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE 13 – LITIGATION

During the normal course of business, various legal claims have arisen which, in the opinion of management, will not result in any material liability to the Company.

NOTE 14 – DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

The Bank issues financial instruments with off-balance sheet risk in the normal course of the business of meeting the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for financial instruments included on the consolidated balance sheets. Following is a summary of the Company’s off-balance sheet financial instruments at December 31, 2016 and 2015:

	2016	2015
Financial instruments for which contractual amounts represent:
Commitments to extend credit	$63,050,845	51,327,419
Standby letters of credit	822,306	616,017

	$63,873,151	51,943,436

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Of the total commitments to extend credit at December 31, 2016, $22,483,873 was made at fixed rates of interest. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but is generally residential or income-producing commercial property or equipment, and/or certificates of deposit, on which the Bank generally has a superior lien.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Company utilizes interest rate swap derivatives as one method to manage some of its interest rate risks from recorded financial assets and liabilities. These derivatives are utilized when they can be demonstrated to effectively hedge a designated asset or liability and such asset or liability exposes the Company to interest rate risk. The decision to enter into an interest rate swap is made after considering the asset/liability mix of the Company, the desired asset/liability sensitivity, and interest rate levels. Prior to entering into a hedge transaction, the Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective for undertaking the various hedge transactions.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

The Company records its derivatives as either assets or liabilities in the consolidated balance sheets and requires measurement of those instruments at fair value through adjustments to the hedged items, other comprehensive income, or current earnings, as appropriate.

In October 2013, the Bank entered into an interest rate swap agreement with a notional amount of $5,000,000 to manage the interest rate risk on certain public fund deposits. The swap agreement, which matures October 31, 2023, provides for the Bank to pay a fixed rate of interest of 2.75% and to receive a variable rate of interest equivalent to 98% of the average federal funds rate for the month. Amounts paid or received under this swap agreement are accounted for on an accrual basis and recognized as interest expense of the related liability.

Cash flow hedges are accounted for at fair value. The effective portion of the change in the cash flow hedge’s gain or loss is reported as a component of other comprehensive income. The ineffective portion of the change to the cash flow hedge’s gain or loss is recorded in earnings on each monthly measurement date. The cash flow hedge was considered effective and, accordingly, no gain or loss was recorded in earnings in 2016, 2015, or 2014.

The notional amounts of derivative financial instruments do not represent amounts exchanged by parties and, therefore, are not a measure of the Company’s credit exposure through its use of these instruments. The credit exposure represents the accounting loss the Company would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value. At December 31, 2016, the Company had pledged securities with a carrying value of $1,000,000 as collateral in connection with its interest rate swap agreements.

NOTE 15 – REGULATORY MATTERS

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total capital, Tier 1 capital, and Common Equity Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). By regulation, the capital adequacy guidelines for bank holding companies with total consolidated assets of less than $500 million are applied on a bank-only basis beginning in the first calendar quarter after the consolidated total assets of the holding company surpass the $500 million threshold. Accordingly, the Company’s consolidated capital levels will be subject to such guidelines beginning in 2017. Company management believes, as of December 31, 2016, that the Company and Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2016, the most recent notification from the applicable regulatory authorities categorized the Bank as a well-capitalized bank under the regulatory framework for prompt corrective action. To be categorized as a well-capitalized bank, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, Common Equity Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that Bank management believes have changed the Bank’s risk category.

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

The Bank’s actual capital amounts and ratios at December 31, 2016, 2015, and 2014 are presented in the following table:

	Actual		For capital adequacy purposes		To be well- capitalized under prompt corrective action provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(in thousands of dollars)

Total capital (to risk-weighted assets):
2016	$92,788	14.35%	$51,711	≥8.0%	$64,639	≥10.0%
2015	$63,938	17.07%	$29,969	≥8.0%	$37,461	≥10.0%
2014	$60,288	17.04%	$28,301	≥8.0%	$35,377	≥10.0%

Tier 1 capital (to risk-weighted assets):
2016	$87,156	13.48%	$38,784	≥6.0%	$51,711	≥8.0%
2015	$59,390	15.85%	$22,477	≥6.0%	$29,969	≥8.0%
2014	$55,864	15.79%	$14,151	≥4.0%	$21,226	≥6.0%

Common Equity
Tier 1 capital (to risk-weighted assets):
2016	$87,156	13.48%	$29,088	≥4.5%	$42,016	≥6.5%
2015	$59,390	15.85%	$16,857	≥4.5%	$24,350	≥6.5%
2014	N/A	N/A	N/A	N/A	N/A	N/A

Tier 1 capital (to average assets):
2016	$87,156	13.58%	$25,666	≥4.0%	$32,083	≥5.0%
2015	$59,390	14.41%	$16,484	≥4.0%	$20,605	≥5.0%
2014	$55,864	13.45%	$16,613	≥4.0%	$20,767	≥5.0%

ROYAL BANCSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE 16 – ACQUISITIONS

On July 1, 2016, the Company purchased 100% of the outstanding capital stock of Frontenac Bancshares, Inc., for cash of $5,883,402 and 22,715 shares of Company common stock with a value of $21,918,158. The acquisition was accounted for as a purchase transaction and, accordingly, the operations of Frontenac Bancshares, Inc. from July 1, 2016 forward are included in the Company’s consolidated results of operations. The fair values of the net assets acquired from Frontenac Bancshares, Inc. were as follows:

Cash and due from banks	$13,228,444
Interest-earning demand deposits in financial institutions	3,865
Available-for-sale debt securities	43,945,069
Loans, net (contractual amount of $207,003,000)	186,289,431
Premises and equipment	6,515,239
Accrued interest receivable	575,194
Other real estate owned	3,912,973
Deferred income taxes	5,512,825
Other assets	3,141,931
Core deposit premium	2,250,000

Total assets	265,374,971

Deposits	223,931,216
Short-term borrowings	102,466
Federal Home Loan Bank advances	10,890,028
Subordinated debentures	7,324,524
Accrued interest payable	708,589
Other liabilities	1,009,135

Total liabilities	243,965,958

Net assets acquired	21,409,013
Cost of acquisition	27,801,560

Goodwill acquired	$6,392,547

The Company believes that the acquisition of Frontenac Bancshares, Inc. has provided the Company with the opportunity to further expand its banking operations in the St. Louis metropolitan area. The resulting discounts and premiums are being amortized over the expected economic lives of the related assets and liabilities. The core deposit premium intangible asset is being amortized on an accelerated basis over its estimated useful life using an undiscounted cash flow method.

Item 8.	Exhibits

Exhibit Number	Description of Exhibit

2.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 2.1 to the issuer’s Form 1-A filed with the Securities Exchange Commission on April 25, 2016)

2.2	Bylaws (incorporated by reference to Exhibit 2.2 to the issuer’s Form 1-A filed with the Securities Exchange Commission on April 25, 2016)

11.1	Consent of Cummings, Ristau & Associates, P.C. (independent registered public accounting firm of Royal Bancshares, Inc.)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANCSHARES, INC.

By:	/s/ Stephen A. Baden
Name:	Stephen A. Baden
Title:	President and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Stephen A. Baden
Name: Stephen A. Baden
President and Director
(Principal Executive Officer)

/s/ Bethany Davis
Name: Bethany Davis
Assistant Secretary
(Principal Financial Officer and Principal Accounting Officer)